SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of May 2011

FRESENIUS MEDICAL CARE AG & Co. KGaA
(Translation of registrant’s name into English)

Else-Kröner Strasse 1
61346 Bad Homburg
Germany
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑           Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes ☐                 No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 –          .

FRESENIUS MEDICAL CARE AG & Co. KGaA

i

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three months ended March 31, 2011 and 2010

Financial Condition and Results of Operations

You should read the following discussion and analysis of the results of operations of Fresenius Medical Care AG & Co. KGaA (“FMC-AG & Co. KGaA,” or the “Company”) and its subsidiaries in conjunction with our unaudited consolidated financial statements and related notes contained elsewhere in this report and our disclosures and discussions in our Annual Report on Form 20-F for the year ended December 31, 2010, as amended. In this Report, “FMC-AG & Co. KGaA,” or the “Company,” “we,” “us” or “our” refers to the Company or the Company and its subsidiaries on a consolidated basis, as the context requires.

Forward-looking Statements

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. When used in this report, the words “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions are generally intended to identify forward looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated, and future events and actual results, financial and otherwise, could differ materially from those set forth in or contemplated by the forward-looking statements contained elsewhere in this report. We have based these forward-looking statements on current estimates and assumptions made to the best of our knowledge. By their nature, such forward-looking statements involve risks, uncertainties, assumptions and other factors which could cause actual results, including our financial condition and profitability, to differ materially and be more negative than the results expressly or implicitly described in or suggested by these statements. Moreover, forward-looking estimates or predictions derived from third parties’ studies or information may prove to be inaccurate. Consequently, we cannot give any assurance regarding the future accuracy of the opinions set forth in this report or the actual occurrence of the developments described herein. In addition, even if our future results meet the expectations expressed here, those results may not be indicative of our performance in future periods.

These risks, uncertainties, assumptions, and other factors that could cause actual results to differ from our projected results include, among others, the following:

•	changes in governmental and commercial insurer reimbursement for our complete products and services portfolio, including the new expanded Medicare reimbursement system for dialysis services;

•	changes in utilization patterns for pharmaceuticals and in our costs of purchasing pharmaceuticals;

•	the outcome of ongoing government investigations;

•	the influence of private insurers and managed care organizations;

•	the impact of recently enacted and possible future health care reforms;

•	product liability risks;

•	the outcome of ongoing potentially material litigation;

•	risks relating to the integration of acquisitions and our dependence on additional acquisitions;

•	the impact of currency fluctuations;

•	introduction of generic or new pharmaceuticals that compete with our pharmaceutical products;

•	changes in raw material and energy costs; and

•	the financial stability and liquidity of our governmental and commercial payors.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three months ended March 31, 2011 and 2010

Important factors that could contribute to such differences are noted in this report in the section entitled “Interim Report of Financial Condition and Results of Operations for the three months ended March 31, 2011 and 2010” and in Note 11 of the Notes to Consolidated Financial Statements (Unaudited), “Commitments and Contingencies” and in our Annual Report on Form 20-F for the year ended December 31, 2010 under “Risk Factors” and elsewhere in that report.

Our business is also subject to other risks and uncertainties that we describe from time to time in our public filings. Developments in any of these areas could cause our results to differ materially from the results that we or others have projected or may project.

Our reported financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that are the basis of our financial statements. The actual accounting policies, the judgments made in the selection and application of these policies, and the sensitivities of reported results to changes in accounting policies, assumptions and estimates, are factors to be considered along with our financial statements and the discussion below under “Results of Operations”. For a discussion of our critical accounting policies, see Item 5, “Operating and Financial Review and Prospects – Critical Accounting Policies” in our Annual Report on Form 20-F for the year ended December 31, 2010.

Overview

We are engaged primarily in providing dialysis services and manufacturing and distributing products and equipment for the treatment of end-stage renal disease (“ESRD”). In the U.S., we also perform clinical laboratory testing. We estimate that providing dialysis services and distributing dialysis products and equipment represents an over $69 billion worldwide market with expected annual worldwide market growth of around 4%. Patient growth results from factors such as the aging population and increased life expectancies; shortage of donor organs for kidney transplants, increasing incidence and better treatment of and survival of patients with diabetes and hypertension, which frequently precede the onset of ESRD; improvements in treatment quality, which prolong patient life; and improving standards of living in developing countries, which make life-saving dialysis treatment available. Key to continued growth in revenue is our ability to attract new patients in order to increase the number of treatments performed each year. For that reason, we believe the number of treatments performed each year is a strong indicator of continued revenue growth and success. In addition, the reimbursement and ancillary services utilization environment significantly influences our business. In the past we experienced and, after the implementation of the new case-mix adjusted bundled prospective payment system (“ESRD PPS”) in the U.S., also expect in the future generally stable reimbursements for dialysis services. This includes the balancing of unfavorable reimbursement changes in certain countries with favorable changes in other countries. The majority of treatments are paid for by governmental institutions such as Medicare in the United States. As a consequence of the pressure to decrease healthcare costs, reimbursement rate increases have historically been limited. Our ability to influence the pricing of our services is limited.

A majority of our U.S. dialysis services is paid for by the Medicare program. Medicare payments for dialysis services provided before January 1, 2011 were based on a composite rate, which included a drug add-on adjustment, case-mix adjustments, and a regional wage index adjustment. The drug add-on adjustment was established under the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (“MMA”) to account for differences in Medicare reimbursement for separately billable pharmaceuticals pre-MMA and the new average sales price reimbursement system established by the MMA.

Until January 1, 2011 certain other items and services that we furnish at our dialysis centers were included in the composite rate and were eligible for separate Medicare reimbursement. The most significant of these items are drugs or biologicals, such as erythropoietin-stimulating agents (“ESAs”), vitamin D analogs, and iron, which were reimbursed at 106% of the average sales price as reported to CMS by the manufacturer. Products and support

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three months ended March 31, 2011 and 2010

services furnished to ESRD patients receiving dialysis treatment at home were also reimbursed separately under a reimbursement structure comparable to the in-center composite rate.

With the enactment of MIPPA in 2008, Congress mandated the development of an expanded ESRD bundled payment system for services furnished on or after January 1, 2011. On July 26, 2010, CMS issued a final rule implementing the ESRD PPS for ESRD dialysis facilities in accordance with MIPPA. Under the ESRD PPS, CMS reimburses dialysis facilities with a single payment for each dialysis treatment, inclusive of (i) all items and services included in the composite rate, (ii) oral vitamin D analogues, oral levocarnitine (an amino acid derivative) and all ESAs and other pharmaceuticals (other than vaccines) furnished to ESRD patients that were previously reimbursed separately under Part B of the Medicare program, (iii) most diagnostic laboratory tests and (iv) other items and services furnished to individuals for the treatment of ESRD. ESRD-related drugs with only an oral form will be reimbursed under the ESRD PPS starting in January 2014 with an adjusted payment amount to be determined by the Secretary of Health and Human Services to reflect the additional cost to dialysis facilities of providing these medications. The initial ESRD PPS base reimbursement rate is set at $229.63 per dialysis treatment (representing 98% of the estimated 2011 Medicare program costs of dialysis care as calculated under the current reimbursement system). The base ESRD PPS payment is subject to case mix adjustments that take into account individual patient characteristics (e.g., age, body surface area, body mass, time on dialysis) and certain co-morbidities. The base payment is also adjusted for (i) certain high cost patient outliers due to unusual variations in medically necessary care, (ii) disparately high costs incurred by low volume facilities relative to other facilities, (iii) provision of home dialysis training, (iv) wage-related costs in the geographic area in which the provider is located and (v) transition adjustments to ensure a budget-neutral transition to the new reimbursement system (the “Transition Adjusters”). For 2011, CMS initially implemented a negative 3.1% adjustment to the base payment to ensure a budget-neutral transition, based on CMS’s assumption that only 43% of dialysis facilities would fully opt into the ESRD PPS in 2011. This adjustment was subsequently eliminated effective April 1, 2011 for the remainder of 2011. No other Transition Adjusters are scheduled for 2011. Transition Adjusters for 2012 and 2013 have not yet been published.

Beginning in 2012, the ESRD PPS payment amount will be subject to annual adjustment based on increases in the costs of a “market basket” of certain healthcare items and services less a productivity adjustment. The ESRD PPS’s pay-for-performance standards, also known as the quality improvement program or QIP, focusing in the first year on anemia management and dialysis adequacy, will be fully implemented effective January 1, 2012. Dialysis facilities that fail to achieve the established quality standards will have payments reduced by up to 2%, based on performance in 2010 as an initial performance period.

The ESRD PPS will be phased in over four years with full implementation for all dialysis facilities on January 1, 2014. However, providers could elect in November 2010 to become fully subject to the new system starting in January 2011. Nearly all of our U.S. dialysis facilities have elected to be fully subject to the ESRD PPS effective January 1, 2011.

The ESRD PPS has resulted in lower reimbursement rates on average. Our plans to mitigate the impact of the ESRD PPS included three broad measures. First, we worked with other providers, CMS and the U.S. Congress toward favorably revising the calculation of the Transition Adjuster for 2011. Effective April 1, 2011 CMS eliminated the Transition Adjuster for the remainder of the year. Second, we are working with medical directors and treating physicians to make protocol changes used in treating patients and are negotiating pharmaceutical acquisition cost savings. Finally, we are seeking to achieve greater efficiencies and better patient outcomes by introducing new initiatives to improve patient care upon initiation of dialysis, increase the percentage of patients using home therapies and achieve additional cost reductions in our clinics.

The Patient Protection and Affordable Care Act was enacted in the United States on March 23, 2010 and subsequently amended by the Health Care and Educational Affordability Reconciliation Act (as amended, “ACA”). ACA will implement broad healthcare system reforms, including (i) provisions to facilitate access to affordable

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three months ended March 31, 2011 and 2010

health insurance for all Americans, (ii) expansion of the Medicaid program, (iii) an industry fee on pharmaceutical companies starting in 2011 based on sales of brand name pharmaceuticals to government healthcare programs, (iv) a 2.3% excise tax on manufacturers’ medical device sales starting in 2013, (v) increases in Medicaid prescription drug rebates effective January 1, 2010, (vi) commercial insurance market reforms that protect consumers, such as bans on lifetime and annual limits, coverage of pre-existing conditions, limits on administrative costs, and limits on waiting periods, (vii) provisions encouraging integrated care, efficiency and coordination among providers and (viii) provisions for reduction of healthcare program waste and fraud. ACA’s medical device excise tax, Medicaid drug rebate increases and annual pharmaceutical industry fees will adversely impact our product business earnings and cash flows. We expect modest favorable impact from ACA’s integrated care and commercial insurance consumer protection provisions.

Effective February 15, 2011, the department of Veterans Affairs (“VA”) adopted payment rules which reduce its payment rates for non-contracted dialysis services to coincide with those of the Medicare program. As a result of the enactment of these new rules, we expect to experience variability in our aggregated VA reimbursement rates for contracted and non-contracted services. In addition, we may also experience reductions in the volume of VA patients treated in our facilities.

We have identified three operating segments, North America, International, and Asia-Pacific. For reporting purposes, we have aggregated the International and Asia-Pacific segments as “International.” We aggregated these segments due to their similar economic characteristics. These characteristics include same services provided and same products sold, same type patient population, similar methods of distribution of products and services and similar economic environments. Our general partner’s Management Board member responsible for the profitability and cash flow of each segment’s various businesses supervises the management of each operating segment. The accounting policies of the operating segments are the same as those we apply in preparing our consolidated financial statements under accounting principles generally accepted in the United States (“U.S. GAAP”). Our management evaluates each segment using a measure that reflects all of the segment’s controllable revenues and expenses.

With respect to the performance of our business operations, our management believes the most appropriate measure in this regard is operating income which measures our source of earnings. Financing is a corporate function which segments do not control. Therefore, we do not include interest expense relating to financing as a segment measurement. We also regard income taxes to be outside the segments’ control. Similarly, we do not allocate “corporate costs,” which relate primarily to certain headquarters overhead charges, including accounting and finance, professional services, etc. because we believe that these costs are also not within the control of the individual segments. As of January 1, 2011, production of products, production asset management, quality management and procurement is centrally managed in corporate by Global Manufacturing Operations. In addition, certain acquisitions and intangible assets are not allocated to a segment but are accounted for as “corporate.” Accordingly, all of these items are excluded from our analysis of segment results and are discussed below in the discussion of our consolidated results of operations.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three months ended March 31, 2011 and 2010

Results of Operations

The following tables summarize our financial performance and certain operating results by principal business segment for the periods indicated. Inter-segment sales primarily reflect sales of medical equipment and supplies from the International segment to the North America segment. We prepared the information using a management approach, consistent with the basis and manner in which our management internally disaggregates financial information to assist in making internal operating decisions and evaluating management performance.

	For the three months
	ended March 31,
	2011	2010
	(in millions)

Total revenue
North America	$1,979	$1,961
International	1,055	922
Corporate	4	–

Totals	3,038	2,883

Inter-segment revenue
North America	2	1
International	–	–

Totals	2	1

Total net revenue
North America	1,977	1,960
International	1,055	922
Corporate	4	–

Totals	3,036	2,882

Amortization and depreciation
North America	68	64
International	41	37
Corporate	27	24

Totals	136	125

Operating income
North America	312	308
International	171	151
Corporate	(38)	(34)

Totals	445	425

Interest income	10	6
Interest expense	(82)	(73)
Income tax expense	(124)	(128)

Net Income	249	230
Less: Net Income attributable to Noncontrolling interests	(28)	(19)

Net Income attributable to FMC-AG & Co. KGaA	$221	$211

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three months ended March 31, 2011 and 2010

Three months ended March 31, 2011 compared to three months ended March 31, 2010

Consolidated Financials

	Key Indicators for Consolidated Financial Statements
	For the three months
	ended		Change in %
	March 31,			at constant
	2011	2010	as reported	exchange rates

Number of treatments	8,174,842	7,508,564	9%
Same market treatment growth in %	4.3%	4.2%
Revenue in $ million	3,036	2,882	5%	5%
Gross profit as a % of revenue	34.1%	33.5%
Selling, general and administrative costs as a % of revenue	18.8%	18.0%
Net income attributable to FMC-AG & Co. KGaA in $ million	221	211	5%

Treatments increased by 9% for the three months ended March 31, 2011 as compared to the same period in 2010. Growth from acquisitions contributed 5% and same market treatment growth contributed 4%.

At March 31, 2011, we owned, operated or managed (excluding those managed but not consolidated in the U.S.) 2,769 clinics compared to 2,567 clinics at March 31, 2010. During the first quarter of 2011, we acquired 9 clinics, opened 22 clinics and combined or closed 6 clinics. The number of patients treated in clinics that we own, operate or manage (excluding patients of clinics managed but not consolidated in the U.S.) increased by 9% to 216,942 at March 31, 2011 from 198,774 at March 31, 2010. Including 21 clinics managed but not consolidated in the U.S., the total number of patients was 218,437.

Net revenue increased by 5% (5% at constant exchange rates) for the three months ended March 31, 2011 over the comparable period in 2010 due to growth in both dialysis care and dialysis products revenues.

Dialysis care revenue grew by 5% (5% at constant exchange rates) to $2,285 million for the three months ended March 31, 2011 from $2,171 million in the same period of 2010, mainly due to growth in same market treatments (4%) and contributions from acquisitions (3%), partially offset by decreases in revenue per treatment (1%) and the effect of closed or sold clinics (1%).

Dialysis product revenue increased by 6% (5% at constant exchange rates) to $751 million from $711 million in the same period of 2010, driven by increased sales of peritoneal dialysis and hemodialysis products, especially of dialyzers, products for acute care treatments and bloodlines as well as solutions and concentrates.

The increase in gross profit margin reflects an increase in gross profit margin in North America due to the negative effect in the first quarter of 2010 of the revaluation of inventory and cost savings in pharmaceuticals mainly driven by lower EPO usage in the first quarter of 2011 as compared to the same period in 2010, partially offset by the effect of a lower revenue rate attributable to the new ESRD PPS.

Selling, general and administrative (“SG&A”) expenses increased to $572 million in the first quarter of 2011 from $518 million in the same period of 2010. SG&A expenses as a percentage of sales increased to 18.8% for the three months ended March 31, 2011 in comparison with 18.0% during the same period of 2010 as a result of an increase in North America and higher Corporate costs offset by a decrease in the International segment. The increase in North America was a result of a lower revenue rate due to the ESRD PPS, higher freight and distribution expenses as a result of increased fuel costs and increased donations to U.S. ESRD patient assistance charities,

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three months ended March 31, 2011 and 2010

partially offset by lower provisions for doubtful accounts. The decrease in the International segment was mainly due to the one-time revaluation in the first quarter of 2010 of the balance sheet of our operations in Venezuela as a result of the devaluation of the Venezuelan bolivar driven by hyperinflation, partially offset by lower foreign exchange gains. Bad debt expense for the first quarter of 2011 was $53 million as compared to $60 million for the same period of 2010, representing 1.7% and 2.1% of sales for the three months ended March 31, 2011 and 2010, respectively.

R&D expenses increased to $26 million in the three months ended March 31, 2011 as compared to $23 million in the same period in 2010.

Income from equity method investees increased to $8 million for the three months ended March 31, 2011 from $2 million for the same period of 2010 due to the income from the Vifor-Fresenius Medical Care Renal Pharma Ltd. (“Vifor”) renal pharmaceuticals joint venture.

Operating income increased to $445 million in the three months ended March 31, 2011 from $425 million for the same period in 2010. Operating income margin decreased slightly to 14.7% for the three months ended March 31, 2011 from 14.8% for the same period in 2010 as a result of the increased SG&A expenses as a percentage of revenue as noted above, partially offset by the increase in gross profit margin as noted above and the increase in income from equity method investees as a percentage of revenue.

Interest expense increased by 12% to $82 million for the three months ended March 31, 2011 from $73 million for the same period in 2010 mainly as a result of increased debt. Interest income increased to $10 million for the three months ended March 31, 2011 from $6 million for the same period in 2010 as a result of interest on subordinated notes issued to a third party in the first quarter of 2011. See Note 5, “Other Assets/Notes Receivable” in our Consolidated Financial Statements included in this Report.

Income tax expense decreased to $124 million for the three months ended March 31, 2011 from $128 million for the same period in 2010. The effective tax rate decreased to 33.3% from 35.6% for the same period of 2010 as a result of an increase in non-taxable noncontrolling interest in North America and higher tax-free income from equity method investees. In addition, the first quarter of 2010 included the effect of non deductible losses in Venezuela as a result of inflationary accounting.

Net income attributable to FMC-AG & Co. KGaA for the first quarter of 2011 increased to $221 million from $211 million for the same period in 2010 as a result of the combined effects of the items discussed above.

We employed 74,844 people (full-time equivalents) as of March 31, 2011 compared to 69,329 as of March 31, 2010, an increase of 8.0% primarily due to overall growth in our business and acquisitions.

The following discussions pertain to our business segments and the measures we use to manage these segments.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three months ended March 31, 2011 and 2010

North America Segment

	Key Indicators for North America Segment
	For the three months
	ended
	March 31,
	2011	2010	Change in %

Number of treatments	5,241,652	5,034,516	4%
Same market treatment growth in %	3.7%	4.1%
Revenue in $ million	1,977	1,960	1%
Depreciation and amortization in $million	68	64	7%
Operating income in $ million	312	308	1%
Operating income margin in %	15.8%	15.7%

Revenue

Treatments increased by 4% for the three months ended March 31, 2011 as compared to the same period in 2010 mostly due to same market growth (4%) and contributions from acquisitions (1%), partially offset by the effect of closed or sold clinics (1%). At March 31, 2011, 138,392 patients (a 4% increase over the same period in the prior year) were being treated in the 1,823 clinics that we own or operate in the North America segment, compared to 133,105 patients treated in 1,775 clinics at March 31, 2010. Average North America revenue per treatment was $340 for the three months ended March 31, 2011 and $348 for the same period in 2010. In the U.S., the average revenue per treatment was $348 for the three months ended March 31, 2011 in comparison to $355 for the same period in 2010. The decrease was mainly attributable to the effect of the implementation of the ESRD PPS.

Net revenue for the North America segment for the first quarter of 2011 increased as a result of an increase in dialysis care revenue of 1% to $1,782 million from $1,760 million in the same period of 2010, partially offset by a decrease in dialysis product revenue of 2% to $195 million from $200 million in the first quarter of 2010.

The dialysis care revenue increase was driven by same market treatment growth (4%) and contributions from acquisitions (1%), partially offset by decreased revenue per treatment (3%) and the effect of closed or sold clinics (1%).

The dialysis product revenue decrease was driven by lower sales of renal pharmaceuticals, principally as a result of a lower average selling price for Venofer®, partially offset by increased sales of peritoneal dialysis products.

Operating Income

Operating income increased to $312 million for the three months ended March 31, 2011 from $308 million for the same period in 2010. Operating income margin increased slightly to 15.8% for the three months ended March 31, 2011 from 15.7% for the same period in 2010, primarily due to a decrease in cost per treatment to $282 for the three months ended March 31, 2011 from $289 in the same period of 2010, the negative effect in the first quarter of 2010 of the inventory revaluation, higher income from equity method investees due to income from the Vifor joint venture and lower bad debt expense. This was mostly offset by the ESRD PPS.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three months ended March 31, 2011 and 2010

International Segment

	Key Indicators for International Segment
	For the three months
	ended		Change in %
	March 31,			at constant
	2011	2010	as reported	exchange rates

Number of treatments	2,933,190	2,474,048	19%
Same market treatment growth in %	5.6%	4.3%
Revenue in $ million	1,055	922	14%	13%
Depreciation and amortization in $ million	41	37	10%
Operating income in $ million	171	151	13%
Operating income margin in %	16.2%	16.4%

Revenue

Treatments increased by 19% in the three months ended March 31, 2011 over the same period in 2010 mainly due to contributions from acquisitions (13%) and same market growth (6%). As of March 31, 2011, 78,550 patients (a 20% increase over the same period of the prior year) were being treated at 946 clinics that we own, operate or manage in the International segment compared to 65,669 patients treated at 792 clinics at March 31, 2010. Average revenue per treatment for the three months ended March 31, 2011 increased to $172 in comparison with $166 for the same period of 2010 due to increased reimbursement rates and changes in country mix ($4) as well as the strengthening of local currencies against the U.S. dollar ($2).

Net revenues for the International segment for the three months ended March 31, 2011 increased by 14% (13% increase at constant exchange rates) as compared to the same period in 2010 as a result of increases in both dialysis care and dialysis product revenues. Acquisitions during the period contributed 7%, organic growth during the period was 6% and the positive effect of exchange rate fluctuations contributed 1%.

Including the effects of acquisitions, European region revenue increased 9% (9% increase at constant exchange rates), Latin America region revenue increased 14% (12% increase at constant exchange rates), and Asia-Pacific region revenue increased 37% (30% increase at constant exchange rates).

Total dialysis care revenue for the International segment increased during the three months ended March 31, 2011 by 23% (21% increase at constant exchange rates) to $503 million from $411 million in the same period of 2010. This increase is a result of contributions from acquisitions (12%) and same market treatment growth (6%), as well as increases in revenue per treatment (3%) and the positive effect of exchange rate fluctuations (2%).

Total dialysis product revenue for the three months ended March 31, 2011 increased by 8% (6% increase at constant exchange rates) to $552 million from $511 million in the same period of 2010. The increase in product revenue was driven by increased sales of peritoneal dialysis and hemodialysis products, especially of dialyzers, bloodlines and products for acute care treatments as well as solutions and concentrates. Exchange rate fluctuations contributed 2%.

Operating Income

Operating income increased by 13% to $171 million for the three months ended March 31, 2011 from $151 million for the same period in 2010. Operating income margin decreased to 16.2% for the three months ended March 31, 2011 from 16.4% for the same period in 2010 due to unfavorable foreign exchange effects, partially offset by the negative impact in the first quarter of 2010 of the devaluation of the Venezuelan bolivar.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three months ended March 31, 2011 and 2010

Liquidity and Capital Resources

Three months ended March 31, 2011 compared to three months ended March 31, 2010

Liquidity

Our primary sources of liquidity have historically been cash from operations, cash from borrowings from third parties and related parties, as well as cash from issuance of equity and debt securities. We require this capital primarily to finance working capital needs, to fund acquisitions and joint ventures, to develop free-standing renal dialysis centers, to purchase equipment for existing or new renal dialysis centers and production sites, to repay debt and to pay dividends.

At March 31, 2011, we had cash and cash equivalents of $620 million. For information regarding utilization and availability under our Amended 2006 Senior Credit Agreement, see Note 7, “Long-term Debt and Capital Lease Obligations” in our Consolidated Financial Statements included in this Report.

Operations

In the first three months of 2011 and 2010, we generated cash flows from operations of $175 million and $349 million, respectively. Cash from operations is impacted by the profitability of our business, the development of our working capital, principally receivables, and cash outflows that occur due to a number of singular specific items (especially payments in relation to disallowed tax deductions and legal proceedings). The decrease in 2011 versus 2010 was mainly a result of unfavorable days sales outstanding (“DSO”) development in 2011 as compared to 2010 and a cash outflow from hedging related to intercompany financing as well as an increase in days of inventory on hand.

The profitability of our business depends significantly on reimbursement rates. Approximately 75% of our revenues are generated by providing dialysis treatment, a major portion of which is reimbursed by either public health care organizations or private insurers. For the period ended March 31, 2011, approximately 32% of our consolidated revenues were attributable to U.S. federal health care benefit programs, such as Medicare and Medicaid reimbursement. Legislative changes could affect Medicare reimbursement rates for a significant portion of the services we provide, as well as the scope of Medicare coverage. A decrease in reimbursement rates or the scope of coverage could have a material adverse effect on our business, financial condition and results of operations and thus on our capacity to generate cash flow. In the past we experienced and, after the implementation of the new ESRD PPS in the U.S., also expect in the future generally stable reimbursements for our dialysis services. This includes the balancing of unfavorable reimbursement changes in certain countries with favorable changes in other countries. See “Overview” above for a discussion of recent Medicare reimbursement rate changes including provisions for implementation of the ESRD PPS for dialysis services provided after January 1, 2011.

Our working capital was $2,246 million at March 31, 2011 which increased from $1,363 million at December 31, 2010, mainly as a result of decreased short-term borrowings under our accounts receivable facility as a result of paydowns from the proceeds of the long-term debt issued in the first quarter of 2011 and increases in accounts receivable, prepaid expenses and other current assets, inventories, and cash, partially offset by increases in taxes payable, accrued expenses and other liabilities, short-term borrowings due to related parties and accounts payable. Our ratio of current assets to current liabilities was 1.6 at March 31, 2011.

Our financing activities are focused on the transition of our debt portfolio to single tier and on lengthening the average maturity of our debt. Furthermore, we intend to maintain sufficient financial resources in the coming years. We obtained long-term financing during the current financial year through the issuance of $1,062 million in senior notes on February 3, 2011, see “Financing” below. We have sufficient financial resources, consisting of only partly drawn credit facilities and our accounts receivable facility. By obtaining additional financing such as the proceeds from the $1,062 million senior notes offering, we aim to preserve financial resources with a minimum of $300 to

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three months ended March 31, 2011 and 2010

$500 million of committed and unutilized credit facilities. We expect to repay our Trust Preferred Securities, which are due June 15, 2011, from existing credit facilities.

Cash from operations depends on the collection of accounts receivable. Customers and governments generally have different payment cycles. A lengthening of their payment cycles could have a material adverse effect on our capacity to generate cash flow. In addition, we could face difficulties in enforcing and collecting accounts receivable under some countries’ legal systems. Accounts receivable balances at March 31, 2011 and March 31, 2010, net of valuation allowances, represented DSO of approximately 80 and 76, respectively.

The development of DSO by reporting segment is shown in the table below:

	March 31,	December 31,
	2011	2010

North America days sales outstanding	60	54

International days sales outstanding	116	116

FMC-AG & Co. KGaA average days sales outstanding	80	76

DSO increased in the North America segment between December 31, 2010 and March 31, 2011 as a result of delays in the processing of bills related to adopting our billing system to the new ESRD PPS and due to delays in the coordination of insurance coverage between the U.S. federal and state governments. DSO for the International segment remained unchanged between December 31, 2010 and March 31, 2011.

There are a number of tax and other items we have identified that will or could impact our cash flows from operations in the immediate future as follows:

We filed claims for refunds contesting the Internal Revenue Service’s (“IRS”) disallowance of civil settlement payment deductions taken by Fresenius Medical Care Holdings, Inc. (“FMCH”) in prior year tax returns. As a result of a settlement agreement with the IRS, we received a partial refund in September 2008 of $37 million, inclusive of interest and preserved our right to pursue claims in the United States courts for refunds of all other disallowed deductions. On December 22, 2008, we filed a complaint for complete refund in the United States District Court for the District of Massachusetts, styled as Fresenius Medical Care Holdings, Inc. v. United States. On June 24, 2010, the court denied FMCH’s motion for summary judgment and the litigation is proceeding towards trial.

The IRS tax audits of FMCH for the years 2002 through 2006 have been completed. The IRS has disallowed all deductions taken during these audit periods related to intercompany mandatorily redeemable preferred shares. We have protested the disallowed deductions and will avail ourselves of all remedies. An adverse determination with respect to the disallowed deductions related to intercompany mandatorily redeemable preferred shares could have a material adverse effect on our results of operations and liquidity. In addition, the IRS proposed other adjustments which have been recognized in our financial statements.

For the tax year 1997, we recognized an impairment of one of our subsidiaries which the German tax authorities disallowed in 2003 at the conclusion of their audit for the years 1996 and 1997. We have filed a complaint with the appropriate German court to challenge the tax authorities’ decision. In January 2011, we reached an agreement with the tax authorities, estimated to be slightly more favorable than the tax benefit recognized previously. The additional benefit is expected to be recognized in 2011.

We are subject to ongoing and future tax audits in the U.S., Germany and other jurisdictions. We have received notices of unfavorable adjustments and disallowances in connection with certain of the audits, including those described above. We are contesting, including appealing, certain of these unfavorable determinations. If our objections and any final audit appeals are unsuccessful, we could be required to make additional tax payments, including payments to state tax authorities reflecting the adjustments made in our federal tax returns in the

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three months ended March 31, 2011 and 2010

U.S. With respect to other potential adjustments and disallowances of tax matters currently under review, where tentative agreement has been reached, we do not anticipate that an unfavorable ruling could have a material impact on our results of operations. We are not currently able to determine the timing of these potential additional tax payments.

W.R. Grace & Co. and certain of its subsidiaries filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code (the “Grace Chapter 11 Proceedings”) on April 2, 2001. The settlement agreement with the asbestos creditors committees on behalf of the W.R. Grace & Co. bankruptcy estate (see Note 11 of the Notes to Consolidated Financial Statements, “Commitments and Contingencies – Legal Proceedings – Commercial Litigation”) provides for payment by the Company of $115 million upon approval of the settlement agreement by the U.S. District Court, which has occurred, and confirmation of a W.R. Grace & Co. bankruptcy reorganization plan that includes the settlement. In January and February 2011, the U.S. Bankruptcy Court entered orders confirming the joint plan of reorganization. These confirmation orders are pending before the U.S. District Court. The $115 million obligation was included in the special charge we recorded in 2001 to address 1996 merger-related legal matters. See Note 11 “Commitments and Contingencies – Legal Proceedings – Accrued Special Charge for Litigation” in our Consolidated Financial Statements included in this Report. The payment obligation is not interest-bearing.

If the potential additional tax payments discussed above and the Grace Chapter 11 Proceedings settlement payment were to occur contemporaneously, there could be a material adverse impact on our operating cash flow in the relevant reporting period. Nonetheless, we anticipate that cash from operations and, if required, our senior credit agreement and other sources of liquidity will be sufficient to satisfy all such obligations if and when they come due.

Investing

We used net cash of $452 million and $181 million in investing activities in the three-month periods ended March 31, 2011 and 2010, respectively.

Capital expenditures for property, plant and equipment, net of disposals were $113 million in 2011 and $99 million in 2010. In the first the three months of 2011, capital expenditures were $55 million in the North America segment, $31 million for the International segment and $27 million at Corporate. Capital expenditures in the the first three months of 2010 were $62 million in the North America segment and $37 million for the International segment. The majority of our capital expenditures was used for maintaining existing clinics, equipping new clinics, maintenance and expansion of production facilities primarily in North America and Germany and capitalization of machines provided to our customers, primarily in the International segment. Capital expenditures were approximately 4% and 3% of total revenue in the first three months of 2011 and 2010, respectively.

We invested approximately $339 million cash in the first quarter of 2011, primarily through loans provided to Renal Advantage Partners LLC, the parent company of Renal Advantage, Inc., a provider of dialysis services, (see Note 5, “Other Assets/Notes Receivable” in our Consolidated Financial Statements included in this Report) and investments in majority owned joint ventures ($332 million in the North America segment and $7 million in the International segment), as compared to $84 million cash in the same period of 2010 ($29 million in the North America segment, $51 million in the International segment and $4 million at Corporate). There were no divestitures in the first quarter of 2011. We received $2 million in conjunction with divestitures in the first quarter of 2010.

We anticipate capital expenditures of 5% of revenues and expect to make acquisitions of approximately $1,200 million in 2011, including the €485 million acquisition of International Dialysis Centers, the dialysis service business of Euromedic International, which we announced on January 4, 2011. See “Outlook” below.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three months ended March 31, 2011 and 2010

Financing

Net cash provided by financing was $357 million in the first three months of 2011 compared to net cash used in financing of $202 million in the first three months of 2010, respectively.

In the first quarter of 2011, cash was provided by the issuance of $1,062 million in senior notes in February 2011 and short-term borrowings, partially offset by the repayment of the accounts receivable facility and repayment of long-term borrowings. For further information on the issuance of $1,062 million in bonds in 2011, see below. In the first quarter of 2010, cash was mainly used for the repayment of the accounts receivable facility and part of the borrowings under the revolving credit facility, partially offset by our issuance of 5.5% Senior Notes in January 2010.

On February 3, 2011, our wholly owned subsidiaries, Fresenius Medical Care US Finance, Inc. and FMC Finance VII S.A., issued $650 million and €300 million (approximately $412 million at the date of issuance) of 5.75% Senior Notes and 5.25% Senior Notes, respectively. The 5.75% Senior Notes had an issue price of 99.060% and a yield to maturity of 5.875%. The 5.25% Senior Notes were issued at par. Both the 5.75% Senior Notes and the 5.25% Senior Notes are due February 15, 2021. Net proceeds were or will be used to repay indebtedness outstanding under our accounts receivable facility and the revolving credit facility of the Amended 2006 Senior Credit Agreement, for acquisitions, including payments under our recent acquisition of International Dialysis Centers announced on January 4, 2011, and for general corporate purposes to support our renal dialysis products and services business. Both the 5.75% and the 5.25% Senior Notes are guaranteed on a senior basis jointly and severally by us, FMCH and Fresenius Medical Care Deutschland GmbH (“D-GmbH”).

Debt covenant disclosure – EBITDA

EBITDA (earnings before interest, tax, depreciation and amortization expenses) was approximately $581 million, 19.1% of revenues for the three-month period ended March 31, 2011, and $550 million, 19.1% of revenues for the same period of 2010. EBITDA is the basis for determining compliance with certain covenants contained in our Amended 2006 Senior Credit Agreement, Euro Notes, EIB agreements, and the indentures relating to our Senior Notes and our outstanding trust preferred securities. You should not consider EBITDA to be an alternative to net earnings determined in accordance with U.S. GAAP or to cash flow from operations, investing activities or financing activities. In addition, not all funds depicted by EBITDA are available for management’s discretionary use. For example, a substantial portion of such funds are subject to contractual restrictions and functional requirements for debt service, to fund necessary capital expenditures and to meet other commitments from time to time as described in more detail elsewhere in this report. EBITDA, as calculated, may not be comparable to similarly titled measures reported by other companies. A reconciliation of EBITDA to cash flow

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three months ended March 31, 2011 and 2010

provided by operating activities, which we believe to be the most directly comparable U.S. GAAP financial measure, is calculated as follows:

Reconciliation of measures for consolidated totals

	For the three months
	ended March 31,
	2011	2010
	($ in millions)

Total EBITDA	$581	$550
Interest expense (net of interest income)	(72)	(67)
Income tax expense, net	(124)	(128)
Change in deferred taxes, net	32	13
Changes in operating assets and liabilities	(249)	(26)
Stock compensation expense	7	7

Net cash provided by operating activities	$175	$349

Balance Sheet Structure

Total assets as of March 31, 2011 increased to $18.1 billion compared to $17.1 billion at December 31, 2010. Current assets as a percent of total assets increased to 32% at March 31, 2011 from 30% at December 31, 2010. The equity ratio, the ratio of our equity divided by total liabilities and shareholders’ equity, decreased to 43% at March 31, 2011 from 44% at December 31, 2010.

Outlook

We have increased our estimated net revenues for 2011 from $12,800 - $13,000 million to more than $13,000 million and have increased our estimated net income for 2011 from $1,035 - $1,055 million to $1,070 - $1,090 million. Otherwise, we confirm our outlook for the full year 2011 as depicted in the table below:

2011
($ in millions)

Net Revenues	> $13,000
Net Income attributable to FMC-AG & Co. KGaA	$1,070 - $1,090
Debt/EBITDA	≤2.8x
Capital Expenditures in % of revenue	~5%
Acquisitions	~$1,200

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Statements of Income
(unaudited)
(in thousands, except share data)

	For the three months
	ended March 31,
	2011	2010

Net revenue:
Dialysis Care	$2,285,316	$2,170,784
Dialysis Products	751,072	711,345

	3,036,388	2,882,129

Costs of revenue:
Dialysis Care	1,666,194	1,541,681
Dialysis Products	335,095	376,156

	2,001,289	1,917,837

Gross profit	1,035,099	964,292
Operating (income) expenses:
Selling, general and administrative	571,448	517,737
Research and development	26,149	23,089
Income from equity method investees	(7,582)	(1,713)

Operating income	445,084	425,179
Other (income) expense:
Interest income	(10,421)	(5,839)
Interest expense	81,986	73,264

Income before income taxes	373,519	357,754
Income tax expense	124,404	127,528

Net income	249,115	230,226
Less: Net income attributable to noncontrolling interests	28,414	19,110

Net income attributable to FMC-AG & Co. KGaA	$220,701	$211,116

Basic income per ordinary share	$0.73	$0.70

Fully diluted income per ordinary share	$0.73	$0.70

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Statements of Comprehensive Income
(unaudited)
(in thousands, except share data)

	For the three months
	ended March 31,
	2011	2010

Net Income	$249,115	$230,226

Gain (loss) related to cash flow hedges	3,984	(17,462)
Actuarial gains on defined benefit pension plans	1,783	1,190
Gain (loss) related to foreign currency translation	118,953	(124,937)
Income tax (expense) benefit related to components of other comprehensive income	(4,151)	4,881

Other comprehensive income (loss), net of tax	120,569	(136,328)

Total comprehensive income	$369,684	$93,898
Comprehensive income attributable to noncontrolling interests	28,682	17,995

Comprehensive income attributable to FMC-AG & Co. KGaA	$341,002	$75,903

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Balance Sheets
At March 31, 2011 and December 31, 2010
(in thousands, except share data)

	March 31,	December 31,
	2011	2010
	(unaudited)	(audited)

Assets
Current assets:
Cash and cash equivalents	$619,655	$522,870
Trade accounts receivable less allowance for doubtful accounts of $282,902 in 2011 and $277,139 in 2010	2,820,360	2,573,258
Accounts receivable from related parties	110,744	113,976
Inventories	912,357	809,097
Prepaid expenses and other current assets	912,320	783,231
Deferred taxes	339,825	350,162

Total current assets	5,715,261	5,152,594

Property, plant and equipment, net	2,576,574	2,527,292
Intangible assets	704,366	692,544
Goodwill	8,197,505	8,140,468
Deferred taxes	87,744	93,168
Investment in equity method investees	272,649	250,373
Other assets	559,538	238,222

Total assets	$18,113,637	$17,094,661

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$443,176	$420,637
Accounts payable to related parties	123,008	121,887
Accrued expenses and other current liabilities	1,605,519	1,537,423
Short-term borrowings and other financial liabilities	131,763	670,671
Short-term borrowings from related parties	35,726	9,683
Current portion of long-term debt and capital lease obligations	265,493	263,982

Company-obligated mandatorily redeemable preferred securities of subsidiary Fresenius Medical Care Capital Trusts holding solely Company-guaranteed debentures of subsidiaries – current portion	651,079	625,549
Income tax payable	187,086	117,542
Deferred taxes	26,565	22,349

Total current liabilities	3,469,415	3,789,723

Long-term debt and capital lease obligations, less current portion	5,313,376	4,309,676
Other liabilities	249,453	294,015
Pension liabilities	203,700	190,150
Income tax payable	166,186	200,581
Deferred taxes	545,421	506,896

Total liabilities	9,947,551	9,291,041

Noncontrolling interests subject to put provisions	290,513	279,709

Shareholders’ equity:

Preference shares, no par value, €1.00 nominal value, 12,356,880 shares authorized, 3,957,919 issued and outstanding	4,441	4,440

Ordinary shares, no par value, €1.00 nominal value, 373,436,220 shares authorized, 298,324,156 issued and outstanding	369,064	369,002
Additional paid-in capital	3,343,873	3,339,781
Retained earnings	4,078,781	3,858,080
Accumulated other comprehensive (loss) income	(73,744)	(194,045)

Total FMC-AG & Co. KGaA shareholders’ equity	7,722,415	7,377,258
Noncontrolling interests not subject to put provisions	153,158	146,653
Total equity	7,875,573	7,523,911

Total liabilities and equity	$18,113,637	$17,094,661

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Statements of Cash Flows
For the three months ended March 31, 2011 and 2010
(unaudited)
(in thousands)

	For the three months
	ended March 31,
	2011	2010

Operating Activities:
Net income	$249,115	$230,226
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	135,984	124,458
Change in deferred taxes, net	32,427	12,824
(Gain) on sale of investments	(35)	(338)
(Gain) on sale of fixed assets	(572)	(108)
Compensation expense related to stock options	7,132	7,144
Cash outflow from hedging	(57,111)	–
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	(182,407)	(59,073)
Inventories	(73,393)	(18,832)
Prepaid expenses, other current and non-current assets	13,251	(14,172)
Accounts receivable from related parties	(84)	(83,940)
Accounts payable to related parties	(4,546)	79,334
Accounts payable, accrued expenses and
other current and non-current liabilities	32,913	34,007
Income tax payable	22,645	37,558

Net cash provided by operating activities	175,319	349,088

Investing Activities:
Purchases of property, plant and equipment	(117,166)	(105,859)
Proceeds from sale of property, plant and equipment	4,006	6,818

Acquisitions and investments, net of cash acquired, and purchases of intangible assets	(338,792)	(83,621)
Proceeds from divestitures	–	2,043

Net cash (used in) investing activities	(451,952)	(180,619)

Financing Activities:
Proceeds from short-term borrowings and other financial liabilities	49,416	36,369
Repayments of short-term borrowings and other financial liabilities	(64,502)	(36,902)
Proceeds from short-term borrowings from related parties	24,487	–

Proceeds from long-term debt and capital lease obligations (net of debt issuance costs and other hedging costs of $70,247 in 2011 and $10,150 in 2010)	1,237,413	485,542
Repayments of long-term debt and capital lease obligations	(361,007)	(464,982)
(Decrease) of accounts receivable securitization program	(510,000)	(214,000)
Proceeds from exercise of stock options	1,821	17,023
Distributions to noncontrolling interests	(25,052)	(34,008)
Contributions from noncontrolling interests	3,939	8,378

Net cash provided by (used in) financing activities	356,515	(202,580)

Effect of exchange rate changes on cash and cash equivalents	16,903	(2,903)

Cash and Cash Equivalents:

Net increase (decrease) in cash and cash equivalents	96,785	(37,014)
Cash and cash equivalents at beginning of period	522,870	301,225

Cash and cash equivalents at end of period	$619,655	$264,211

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Statement of Shareholders’ Equity
For the three months ended March 31, 2011 (unaudited) and year ended December 31, 2010 (audited)
(in thousands, except share data)

								Total
							Accumulated	FMC-AG &	Noncontrolling
	Preference Shares		Ordinary Shares		Additional		Other	Co. KGaA	interests not
	Number of	No par	Number of	No par	paid in	Retained	comprehensive	shareholders’	subject to put	Total
	shares	value	shares	value	capital	earnings	income (loss)	equity	provisions	Equity

Balance at December 31, 2009	3,884,328	$4,343	295,746,635	$365,672	$3,243,466	$3,111,530	$(49,724)	$6,675,287	$123,103	$6,798,390
Proceeds from exercise of options and related tax effects	72,840	97	2,532,366	3,330	98,819	–	–	102,246	–	102,246
Compensation expense related to stock options	–	–	–	–	27,981	–	–	27,981	–	27,981
Dividends paid	–	–	–	–	–	(231,967)	–	(231,967)	(58,617)	(290,584)
Purchase/ sale of noncontrolling interests	–	–	–	–	(6,263)	–	–	(6,263)	17,295	11,032
Contributions from noncontrolling interests	–	–	–	–	–	–	–	–	4,392	4,392
Changes in fair value of noncontrolling interests subject to put provisions	–	–	–	–	(24,222)	–	–	(24,222)	–	(24,222)
Net income	–	–	–	–	–	978,517	–	978,517	58,040	1,036,557
Other comprehensive income (loss)	–	–	–	–	–	–	(144,321)	(144,321)	2,440	(141,881)

Comprehensive income	–	–	–	–	–	–	–	834,196	60,480	894,676

Balance at December 31, 2010	3,957,168	$4,440	298,279,001	$369,002	$3,339,781	$3,858,080	$(194,045)	$7,377,258	$146,653	$7,523,911

Proceeds from exercise of options and related tax effects	751	1	45,155	62	1,664	–	–	1,727	–	1,727
Compensation expense related to stock options	–	–	–	–	7,132	–	–	7,132	–	7,132
Dividends paid	–	–	–	–	–	–	–	–	(10,709)	(10,709)
Purchase/ sale of noncontrolling interests	–	–	–	–	(327)	–	–	(327)	(1,628)	(1,955)
Contributions from noncontrolling interests	–	–	–	–	–	–	–	–	603	603
Changes in fair value of noncontrolling interests subject to put provisions	–	–	–	–	(4,377)	–	–	(4,377)	–	(4,377)
Net income	–	–	–	–	–	220,701	–	220,701	18,394	239,095
Other comprehensive income (loss)	–	–	–	–	–	–	120,301	120,301	(155.00)	120,146

Comprehensive income	–	–	–	–	–	–	–	341,002	18,239	359,241

Balance at March 31, 2011	3,957,919	$4,441	298,324,156	$369,064	$3,343,873	$4,078,781	$(73,744)	$7,722,415	$153,158	$7,875,573

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements
(unaudited)
(in thousands, except share and per share data)

1.	The Company and Basis of Presentation

The Company

Fresenius Medical Care AG & Co. KGaA (“FMC-AG & Co. KGaA” or the “Company”), a German partnership limited by shares (Kommanditgesellschaft auf Aktien), is the world’s largest kidney dialysis company, operating in both the field of dialysis services and the field of dialysis products for the treatment of end-stage renal disease (“ESRD”). The Company’s dialysis business is vertically integrated, providing dialysis treatment at dialysis clinics it owns or operates and supplying these clinics with a broad range of products. In addition, the Company sells dialysis products to other dialysis service providers. In the United States, the Company also performs clinical laboratory testing and provides inpatient dialysis services and other services under contract to hospitals.

In this Report, “FMC-AG & Co. KGaA,” or the “Company,” “we,” “us” or “our” refers to the Company or the Company and its subsidiaries on a consolidated basis, as the context requires.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The consolidated financial statements at March 31, 2011 and for the three-month periods ended March 31, 2011 and 2010 contained in this report are unaudited and should be read in conjunction with the consolidated financial statements contained in the Company’s 2010 Annual Report on Form 20-F. The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Such financial statements reflect all adjustments that, in the opinion of management, are necessary for a fair presentation of the results of the periods presented. All such adjustments are of a normal recurring nature.

The accounting policies applied in the accompanying consolidated financial statements are the same as those applied in the consolidated financial statements as at and for the year ended December 31, 2010, contained in the Company’s 2010 Annual Report on Form 20-F, unless indicated otherwise.

The results of operations for the three-month period ended March 31, 2011 are not necessarily indicative of the results of operations for the year ending December 31, 2011.

Certain items in the prior quarter’s comparative consolidated financial statements have been reclassified to conform to the current period’s presentation.

2.	Acquisitions

On January 4, 2011, the Company announced the signing of a purchase agreement to acquire International Dialysis Centers (“IDC”), Euromedic International’s (“Euromedic”) dialysis service business for €485,000 (approximately $650,000 as of January 4, 2011). IDC currently treats over 8,200 hemodialysis patients predominantly in Central and Eastern Europe and operates a total of 70 clinics in nine countries. Closing is subject to necessary regulatory approvals by the relevant anti-trust authorities and is expected to occur in the second quarter of 2011.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

3.	Related Party Transactions

a)	Service and Lease Agreements

The Company’s parent, Fresenius SE & Co. KGaA, is a German partnership limited by shares resulting from the change of legal form effective January 28, 2011, of Fresenius SE, a European Company (Societas Europaea), and which, prior to July 13, 2007, was called Fresenius AG, a German stock corporation. In these Consolidated Financial Statements, Fresenius SE refers to that company as a partnership limited by shares, effective on and after January 28, 2011, as well as both before and after the conversion of Fresenius AG from a stock corporation into a European Company. Fresenius SE owns 100% of the share capital of Fresenius Medical Care Management AG (“Management AG”), the Company’s general partner and is the Company’s largest shareholder owning approximately 35.7% of the Company’s voting shares as of March 31, 2011.

The Company is party to service agreements with Fresenius SE and certain of its affiliates (collectively the “Fresenius SE Companies”) to receive services, including, but not limited to: administrative services, management information services, employee benefit administration, insurance, IT services, tax services and treasury management services. During the three-month periods ended March 31, 2011 and 2010, amounts charged by Fresenius SE to the Company under the terms of these agreements were $17,308 and $19,198, respectively. The Company also provides certain services to the Fresenius SE Companies, including research and development, central purchasing and warehousing. The Company charged $1,468 and $1,726 for services rendered to the Fresenius SE Companies during the first three months of 2011 and 2010 respectively.

Under operating lease agreements for real estate entered into with the Fresenius SE Companies, which are leases for the corporate headquarters in Bad Homburg, Germany and production sites in Schweinfurt and St. Wendel, Germany, the Company paid the Fresenius SE Companies $6,274 and $5,045 during three-month periods ended March 31, 2011 and 2010, respectively. The majority of the leases expire in 2016 and contain renewal options.

The Company’s Articles of Association provide that the General Partner shall be reimbursed for any and all expenses in connection with management of the Company’s business, including remuneration of the members of the General Partner’s supervisory board and the General Partner’s management board. The aggregate amount reimbursed to the General Partner was $3,861 and $2,328, respectively, for its management services during the three-month periods ended March 31, 2011 and 2010.

b)	Products

For the first three months of 2011 and 2010, the Company sold products to the Fresenius SE Companies for $4,588 and $4,041 respectively. During the same periods, the Company made purchases from the Fresenius SE Companies in the amount of $12,454 and $10,227, respectively.

In addition to the purchases noted above, the Company currently purchases heparin supplied by APP Pharmaceuticals Inc. (“APP Inc.”), through an independent group purchasing organization (“GPO”). In September 2008, Fresenius Kabi AG, a wholly-owned subsidiary of Fresenius SE, acquired 100% of APP Inc. The Company has no direct supply agreement with APP Inc. and does not submit purchase orders directly to APP Inc. During the three-month periods ended March 31, 2011 and 2010, Fresenius Medical Care Holdings, Inc. (“FMCH”) acquired approximately $6,415 and $7,821, respectively, of heparin from APP Inc. through the GPO contract, which was negotiated by the GPO at arm’s length on behalf of all members of the GPO.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

c)	Financing Provided by and to Fresenius SE and the General Partner

On March 31, 2011, the Company borrowed €17,900 ($25,431 at March 31, 2011) from Fresenius SE at 2.027%. The amount was repaid on April 1, 2011.

In January 2011, the Company reached a court settlement with the German tax authorities on a disallowed impairment charge recognized in 1997. As the Company was party to a German trade tax group with Fresenius SE and certain of Fresenius SE’s other affiliates for fiscal years 1997 - 2001, the Company and Fresenius SE had entered into an agreement on how to allocate potential tax effects of the disallowed impairment charge, including interest on prepayments, upon resolution between the Company and the German tax authorities. As a result, the Company recognized €2,560 ($3,637 as of March 31, 2011) as a tax expense for interest payable to Fresenius SE in 2011.

Throughout 2010, the Company, under its cash pooling agreement, made cash advances to Fresenius SE. The balance outstanding at December 31, 2010 of €24,600 ($32,871 as of December 31, 2010) was fully repaid on January 3, 2011 at an interest rate of 1.942%.

On August 19, 2009, the Company borrowed €1,500 ($2,131 as of March 31, 2011) from the General Partner at 1.335%. The loan repayment, originally due on August 19, 2010, was extended until August 19, 2011.

During 2009, the Company reclassified an account payable to Fresenius SE in the amount of €77,745 to short-term borrowings from related parties. The amount represents taxes payable by the Company arising from the period 1997-2001 during which German trade taxes were paid by Fresenius SE on behalf of the Company. Of this amount, €5,747 ($8,165 at March 31, 2011) was outstanding at March 31, 2011 at an interest rate of 6% and will be repaid in 2011.

4.	Inventories

As of March 31, 2011 and December 31, 2010, inventories consisted of the following:

	March 31,	December 31,
	2011	2010

Raw materials and purchased components	$157,442	$158,163
Work in process	53,388	56,345
Finished goods	590,580	475,641
Health care supplies	110,947	118,948

Inventories	$912,357	$809,097

The Company has a contingent liability of up to $65,041, subject to renegotiation of certain supply contracts.

5.	Other Assets/Notes Receivable

During the first quarter of 2011, the Company loaned $294,000 to Renal Advantage Partners LLC, the parent company of Renal Advantage, Inc., a provider of dialysis services, which included a conversion right for a minority equity interest in Renal Advantage Partners LLC. The conversion right was exercised and became effective May 1, 2011. This amount is classified within “Other assets” in the balance sheet. Additionally, the Company has entered into agreements to provide renal products and pharmaceutical supplies as well as other services to Renal Advantage Partners LLC and Liberty Dialysis, Inc.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

6.	Short-Term Borrowings, Other Financial Liabilities and Short-Term Borrowings from Related Parties

As of March 31, 2011 and December 31, 2010, short-term borrowings, other financial liabilities and short-term borrowings from related parties consisted of the following:

	March 31,	December 31,
	2011	2010

Borrowings under lines of credit	$121,628	$131,791
Accounts receivable facility	–	510,000
Other financial liabilities	10,135	28,880

Short-term borrowings and other financial liabilities	131,763	670,671
Short-term borrowings from related parties (see Note 3.c.)	35,726	9,683

Short-term borrowings, Other financial liabilities and Short-term borrowings from related parties	$167,489	$680,354

7.	Long-term Debt and Capital Lease Obligations

As of March 31, 2011 and December 31, 2010, long-term debt and capital lease obligations consisted of the following:

	March 31,	December 31,
	2011	2010

Amended 2006 Senior Credit Agreement	$2,838,728	$2,953,890
Senior Notes	1,915,935	824,446
Euro Notes	284,140	267,240
EIB Agreements	363,516	351,686
Capital lease obligations	16,202	15,439
Other	160,348	160,957

	5,578,869	4,573,658
Less current maturities	(265,493)	(263,982)

	$5,313,376	$4,309,676

Amended 2006 Senior Credit Agreement

The following table shows the available and outstanding amounts under the Amended 2006 Senior Credit Agreement at March 31, 2011 and December 31, 2010:

	Maximum Amount
	Available		Balance Outstanding
	March 31,	December 31,	March 31,	December 31,
	2011	2010	2011	2010

Revolving Credit	$1,200,000	$1,200,000	$–	$81,126
Term Loan A	1,305,000	1,335,000	1,305,000	1,335,000
Term Loan B	1,533,728	1,537,764	1,533,728	1,537,764

	$4,038,728	$4,072,764	$2,838,728	$2,953,890

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

In addition, at March 31, 2011 and December 31, 2010, the Company had letters of credit outstanding in the amount of $99,142 and $121,518, respectively, which are not included above as part of the balance outstanding at those dates but which reduce available borrowings under the revolving credit facility.

Senior Notes Issued February 2011

On February 3, 2011, Fresenius Medical Care US Finance, Inc. (“US Finance”), a wholly-owned subsidiary of the Company, issued $650,000 aggregate principal amount of senior unsecured notes with a coupon of 5.75% (the “5.75% Senior Notes”) at an issue price of 99.060% and FMC Finance VII S.A. (“Finance VII”), a wholly-owned subsidiary of the Company, issued €300,000 aggregate principal amount ($412,350 at date of issuance) of senior unsecured notes with a coupon 5.25% (the “5.25% Senior Notes”) at par. The 5.75% Senior Notes had a yield to maturity of 5.875%. Both the 5.75% Senior Notes and the 5.25% Senior Notes are due February 15, 2021. US Finance and Finance VII may redeem the 5.75% Senior Notes and 5.25% Senior Notes, respectively, at any time at 100% of principal plus accrued interest and a premium calculated pursuant to the terms of the applicable indenture. The holders of the 5.75% Senior Notes and the 5.25% Senior Notes have a right to request that the respective issuers of the notes repurchase the applicable issue of notes at 101% of principal plus accrued interest upon the occurrence of a change of control of the Company followed by a decline in the rating of the respective notes. The Company used or will use the net proceeds of approximately $1,035,000 to repay indebtedness outstanding under its accounts receivable facility and the revolving credit facility of the Amended 2006 Senior Credit Agreement, for acquisitions, including payments under our recent acquisition of International Dialysis Centers announced on January 4, 2011 (see Note 2), and for general corporate purposes to support our renal dialysis products and services business. The 5.75% Senior Notes and the 5.25% Senior Notes are guaranteed on a senior basis jointly and severally by the Company, Fresenius Medical Care Holdings, Inc. (“FMCH”) and Fresenius Medical Care Deutschland GmbH (“D-GmbH”).

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

8.	Earnings Per Share

The following table contains reconciliations of the numerators and denominators of the basic and diluted earnings per share computations for the three-month periods ended March 31, 2011 and 2010:

	For the three months
	ended March 31,
	2011	2010

Numerators:
Net income attributable to FMC-AG & Co. KGaA	$220,701	$211,116
less:
Dividend preference on Preference shares	27	26

Income available to all classes of shares	$220,674	$211,090

Denominators:
Weighted average number of:
Ordinary shares outstanding	298,292,972	295,746,635
Preference shares outstanding	3,957,435	3,889,994

Total weighted average shares outstanding	302,250,407	299,636,629
Potentially dilutive Ordinary shares	1,950,556	1,403,186
Potentially dilutive Preference shares	20,394	46,825

Total weighted average Ordinary shares outstanding assuming dilution	300,243,528	297,149,821
Total weighted average Preference shares outstanding assuming dilution	3,977,829	3,936,819
Basic income per Ordinary share	$0.73	$0.70
Plus preference per Preference shares	0.01	0.01

Basic income per Preference share	$0.74	$0.71

Fully diluted income per Ordinary share	$0.73	$0.70
Plus preference per Preference shares	0.00	0.01

Fully diluted income per Preference share	$0.73	$0.71

9.	Employee Benefit Plans

The Company currently has two principal pension plans, one for German employees, the other covering employees in the United States, the latter of which was curtailed in 2002. Plan benefits are generally based on years of service and final salary. As there is no legal requirement in Germany to fund defined benefit plans, the Company’s pension obligations in Germany are unfunded. Each year FMCH, a wholly-owned subsidiary of the Company and its principal North American subsidiary, contributes to the plan covering United States employees at least the minimum required by the Employee Retirement Income Security Act of 1974, as amended.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

The following table provides the calculations of net periodic benefit cost for the three-month periods ended March 31, 2011 and 2010.

	Three months ended March 31,
	2011	2010

Components of net periodic benefit cost:
Service cost	$2,622	$2,050
Interest cost	6,036	5,667
Expected return on plan assets	(4,275)	(4,366)
Amortization of unrealized losses	1,800	1,190

Net periodic benefit costs	$6,183	$4,541

10.	Noncontrolling Interests Subject to Put Provisions

The Company has potential obligations to purchase the noncontrolling interests held by third parties in certain of its consolidated subsidiaries. These obligations are in the form of put provisions and are exercisable at the third-party owners’ discretion within specified periods as outlined in each specific put provision. If these put provisions were exercised, the Company would be required to purchase all or part of third-party owners’ noncontrolling interests at the appraised fair value. The methodology the Company uses to estimate the fair values of the noncontrolling interest subject to put provisions assumes the greater of net book value or a multiple of earnings, based on historical earnings, development stage of the underlying business and other factors. The estimated fair values of the noncontrolling interests subject to these put provisions can also fluctuate and the implicit multiple of earnings at which these noncontrolling interest obligations may ultimately be settled could vary significantly from our current estimates depending upon market conditions.

As of March 31, 2011 and December 31, 2010 the Company’s potential obligations under these put options are $290,513 and $279,709, respectively, of which, at March 31, 2011, $96,497 were exercisable.

Following is a roll forward of noncontrolling interests subject to put provisions for the three months ended March 31, 2011 and the year ended December 31, 2010:

	March 31,	December 31,
	2011	2010

Beginning balance	$279,709	$231,303
Dividends paid	(8,412)	(38,964)
Purchase/ sale of noncontrolling interests	2,789	28,969
Contributions from noncontrolling interests	1,607	5,289
Changes in fair value of noncontrolling interests	4,377	24,222
Net income	10,020	28,839
Other comprehensive income (loss)	423	51

Ending balance	$290,513	$279,709

11.	Commitments and Contingencies

Legal Proceedings

The Company is routinely involved in numerous claims, lawsuits, regulatory and tax audits, investigations and other legal matters arising, for the most part, in the ordinary course of its business of providing healthcare services

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

and products. The outcome of litigation and other legal matters is always difficult to accurately predict and outcomes that are not consistent with the Company’s view of the merits can occur. The Company believes that it has valid defenses to the legal matters pending against it and is defending itself vigorously. Nevertheless, it is possible that the resolution of one or more of the legal matters currently pending or threatened could have a material adverse effect on its business, results of operations and financial condition.

Commercial Litigation

The Company was originally formed as a result of a series of transactions it completed pursuant to the Agreement and Plan of Reorganization dated as of February 4, 1996, by and between W.R. Grace & Co. and Fresenius SE (the “Merger”). At the time of the Merger, a W.R. Grace & Co. subsidiary known as W.R. Grace & Co.-Conn. had, and continues to have, significant liabilities arising out of product-liability related litigation (including asbestos-related actions), pre-Merger tax claims and other claims unrelated to National Medical Care, Inc. (“NMC”), which was W.R. Grace & Co.’s dialysis business prior to the Merger. In connection with the Merger, W.R. Grace & Co.-Conn. agreed to indemnify the Company, FMCH, and NMC against all liabilities of W.R. Grace & Co., whether relating to events occurring before or after the Merger, other than liabilities arising from or relating to NMC’s operations. W.R. Grace & Co. and certain of its subsidiaries filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code (the “Grace Chapter 11 Proceedings”) on April 2, 2001.

Prior to and after the commencement of the Grace Chapter 11 Proceedings, class action complaints were filed against W.R. Grace & Co. and FMCH by plaintiffs claiming to be creditors of W.R. Grace & Co.-Conn., and by the asbestos creditors’ committees on behalf of the W.R. Grace & Co. bankruptcy estate in the Grace Chapter 11 Proceedings, alleging among other things that the Merger was a fraudulent conveyance, violated the uniform fraudulent transfer act and constituted a conspiracy. All such cases have been stayed and transferred to or are pending before the U.S. District Court as part of the Grace Chapter 11 Proceedings.

In 2003, the Company reached agreement with the asbestos creditors’ committees on behalf of the W.R. Grace & Co. bankruptcy estate and W.R. Grace & Co. in the matters pending in the Grace Chapter 11 Proceedings for the settlement of all fraudulent conveyance and tax claims against it and other claims related to the Company that arise out of the bankruptcy of W.R. Grace & Co. Under the terms of the settlement agreement as amended (the “Settlement Agreement”), fraudulent conveyance and other claims raised on behalf of asbestos claimants will be dismissed with prejudice and the Company will receive protection against existing and potential future W.R. Grace & Co. related claims, including fraudulent conveyance and asbestos claims, and indemnification against income tax claims related to the non-NMC members of the W.R. Grace & Co. consolidated tax group upon confirmation of a W.R. Grace & Co. bankruptcy reorganization plan that contains such provisions. Under the Settlement Agreement, the Company will pay a total of $115,000 without interest to the W.R. Grace & Co. bankruptcy estate, or as otherwise directed by the Court, upon plan confirmation. No admission of liability has been or will be made. The Settlement Agreement has been approved by the U.S. District Court. In January and February 2011, the U.S. Bankruptcy Court entered orders confirming the joint plan of reorganization. These confirmation orders are pending before the U.S. District Court. Subsequent to the Merger, W.R. Grace & Co. was involved in a multi-step transaction involving Sealed Air Corporation (“Sealed Air,” formerly known as Grace Holding, Inc.). The Company is engaged in litigation with Sealed Air to confirm its entitlement to indemnification from Sealed Air for all losses and expenses incurred by the Company relating to pre-Merger tax liabilities and Merger-related claims. Under the Settlement Agreement, upon final confirmation of a plan of reorganization that satisfies the conditions of the Company’s payment obligation, this litigation will be dismissed with prejudice.

On April 4, 2003, FMCH filed a suit in the U.S. District Court for the Northern District of California, styled Fresenius USA, Inc., et al., v. Baxter International Inc., et al., Case No. C 03-1431, seeking a declaratory judgment that FMCH does not infringe patents held by Baxter International Inc. and its subsidiaries and affiliates (“Baxter”),

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

that the patents are invalid, and that Baxter is without right or authority to threaten or maintain suit against FMCH for alleged infringement of Baxter’s patents. In general, the asserted patents concern the use of touch screen interfaces for hemodialysis machines. Baxter filed counterclaims against FMCH seeking more than $140,000 in monetary damages and injunctive relief, and alleging that FMCH willfully infringed on Baxter’s patents. On July 17, 2006, the court entered judgment on a jury verdict in favor of FMCH finding that all the asserted claims of the Baxter patents are invalid as obvious and/or anticipated in light of prior art.

On February 13, 2007, the court granted Baxter’s motion to set aside the jury’s verdict in favor of FMCH and reinstated the patents and entered judgment of infringement. Following a trial on damages, the court entered judgment on November 6, 2007 in favor of Baxter on a jury award of $14,300. On April 4, 2008, the court denied Baxter’s motion for a new trial, established a royalty payable to Baxter of 10% of the sales price for continuing sales of FMCH’s 2008K hemodialysis machines and 7% of the sales price of related disposables, parts and service beginning November 7, 2007, and enjoined sales of the touchscreen-equipped 2008K machine effective January 1, 2009. The Company appealed the court’s rulings to the United States Court of Appeals for the Federal Circuit (“Federal Circuit”). In October 2008, the Company completed design modifications to the 2008K machine that eliminate any incremental hemodialysis machine royalty payment exposure under the original District Court order. On September 10, 2009, the Federal Circuit reversed the district court’s decision and determined that the asserted claims in two of the three patents at issue are invalid. As to the third patent, the Federal Circuit affirmed the district court’s decision; however, the Court also vacated the injunction and award of damages. These issues were remanded to the District Court for reconsideration in light of the invalidity ruling on most of the claims. As a result, FMCH is no longer required to fund the court-approved escrow account set up to hold the royalty payments ordered by the district court, although funds already contributed will remain in escrow until the case is finally concluded. On March 18, 2010, the U.S. Patent and Trademark Office (USPTO) and the Board of Patent Appeals and Interferences ruled in reexamination that the remaining Baxter patent is invalid. On October 5, 2010, Baxter appealed the Board’s ruling to the Federal Circuit.

On April 28, 2008, Baxter filed suit in the U.S. District Court for the Northern District of Illinois, Eastern Division (Chicago), styled Baxter International, Inc. and Baxter Healthcare Corporation v. Fresenius Medical Care Holdings, Inc. and Fresenius USA, Inc., Case No. CV 2389, asserting that FMCH’s hemodialysis machines infringe four patents issued in 2007 and 2008, all of which are based on one of the patents at issue in the April 2003 Baxter case described above. The new patents expired in April 2011 and relate to trend charts shown on touch screen interfaces and the entry of ultrafiltration profiles (ultrafiltration is the removing of liquid from a patient’s body using osmotic pressure). This case is currently stayed pursuant to court order. The Company believes that its hemodialysis machines do not infringe any valid claims of the Baxter patents at issue. All the asserted patents now stand rejected in an ongoing reexamination at the USPTO.

On October 17, 2006, Baxter and DEKA Products Limited Partnership (DEKA) filed suit in the U.S. District Court for the Eastern District of Texas which was subsequently transferred to the Northern District of California, styled Baxter Healthcare Corporation and DEKA Products Limited Partnership v. Fresenius Medical Care Holdings, Inc. d/b/a Fresenius Medical Care North America and Fresenius USA, Inc., Case No. CV 438 TJW. The complaint alleged that FMCH’s Libertytm cycler infringes nine patents owned by or licensed to Baxter. During and after discovery, seven of the asserted patents were dropped from the suit. On July 28, 2010, at the conclusion of the trial, the jury returned a verdict in favor of FMCH finding that the Libertytm cycler does not infringe any of the asserted claims of the Baxter patents. The District Court denied Baxter’s request to overturn the jury verdict and Baxter has appealed the verdict and resulting judgment to the United States Court of Appeals for the Federal Circuit.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

Other Litigation and Potential Exposures

Renal Care Group, Inc. (“RCG”), which the Company acquired in 2006, is named as a nominal defendant in a complaint originally filed September 13, 2006 in the Chancery Court for the State of Tennessee Twentieth Judicial District at Nashville styled Indiana State District Council of Laborers and Hod Carriers Pension Fund v. Gary Brukardt et al. Following the trial court’s dismissal of the complaint, plaintiff’s appeal in part, and reversal in part by the appellate court, the cause of action purports to be a class action on behalf of former shareholders of RCG and seeks monetary damages only against the individual former directors of RCG. The individual defendants, however, may have claims for indemnification and reimbursement of expenses against the Company. The Company expects to continue as a defendant in the litigation, which is proceeding toward trial in the Chancery Court, and believes that defendants will prevail.

On July 17, 2007, resulting from an investigation begun in 2005, the United States Attorney filed a civil complaint in the United States District Court for the Eastern District of Missouri (St. Louis) against Renal Care Group, Inc., its subsidiary RCG Supply Company, and FMCH in its capacity as RCG’s current corporate parent. The complaint seeks monetary damages and penalties with respect to issues arising out of the operation of RCG’s Method II supply company through 2005, prior to FMCH’s acquisition of RCG in 2006. The complaint is styled United States of America ex rel. Julie Williams et al. vs. Renal Care Group, Renal Care Group Supply Company and FMCH. On August 11, 2009, the Missouri District Court granted RCG’s motion to transfer venue to the United States District Court for the Middle District of Tennessee (Nashville). On March 22, 2010, the Tennessee District Court entered judgment against defendants for approximately $23,000 in damages and interest under the unjust enrichment count of the complaint but denied all relief under the six False Claims Act counts of the complaint. The Company appealed the Tennessee District Court’s decision to the United States Court of Appeals for the Sixth Circuit and secured a stay of enforcement of the judgment pending appeal. The United States Attorney filed a cross appeal, but also asked the Tennessee District Court for an indicative or supplemental ruling. On June 23, 2010, the Tennessee District Court issued an indicative ruling to the effect that, if the case were remanded to the District Court, it would expect to enter a judgment under the False Claims Act against the Company for approximately $104,000. On September 23, 2010, the Court of Appeals remanded the case to the Tennessee District Court to permit revision or supplementation of the original judgment, after which the Company may pursue its appeals to the Court of Appeals. The Company believes that RCG’s operation of its Method II supply company was in compliance with applicable law, that no relief is due to the United States, and that its position in the litigation will ultimately be sustained.

On November 27, 2007, the United States District Court for the Western District of Texas (El Paso) unsealed and permitted service of two complaints previously filed under seal by a qui tam relator, a former FMCH local clinic employee. The first complaint alleged that a nephrologist unlawfully employed in his practice an assistant to perform patient care tasks that the assistant was not licensed to perform and that Medicare billings by the nephrologist and FMCH therefore violated the False Claims Act. The second complaint alleged that FMCH unlawfully retaliated against the relator by discharging her from employment constructively. The United States Attorney for the Western District of Texas declined to intervene and to prosecute on behalf of the United States. On March 30, 2010, the District Court issued final judgment in favor of defendants on all counts based on a jury verdict rendered on February 25, 2010 and on rulings of law made by the Court during the trial. The plaintiff has appealed from the District Court judgment.

On February 15, 2011, a qui tam relator’s complaint under the False Claims Act against FMCH was unsealed by order of the United States District Court for the District of Massachusetts and served by the relator. The United States has not intervened in the case United States ex rel. John Doe v. Fresenius Medical Care Holdings, Inc., 2009 Civ. 10179 (D. Mass.). The relator’s complaint, which was first filed under seal in February 2009, alleges that the Company seeks and receives reimbursement from government payers for serum ferritin and hepatitis B

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

laboratory tests that are medically unnecessary. On March 6, 2011, the United States Attorney for the District of Massachusetts issued a Civil Investigative Demand seeking the production of documents related to the same laboratory tests that are the subject of the relator’s complaint. FMCH will cooperate fully in responding to the additional Civil Investigative Demand, and will vigorously contest the relator’s complaint.

The Company filed claims for refunds contesting the Internal Revenue Service’s (“IRS”) disallowance of FMCH’s civil settlement payment deductions taken by FMCH in prior year tax returns. As a result of a settlement agreement with the IRS, the Company received a partial refund in September 2008 of $37,000, inclusive of interest and preserved our right to pursue claims in the United States Courts for refunds of all other disallowed deductions. On December 22, 2008, the Company filed a complaint for complete refund in the United States District Court for the District of Massachusetts, styled as Fresenius Medical Care Holdings, Inc. v United States. On June 24, 2010, the court denied FMCH’s motion for summary judgment and the litigation is proceeding towards trial.

For the tax year 1997, the Company recognized an impairment of one of its subsidiaries which the German tax authorities disallowed in 2003 at the conclusion of their audit for the years 1996 and 1997. The Company has filed a complaint with the appropriate German court to challenge the tax authorities’ decision. In January 2011, the Company reached an agreement with the tax authorities, estimated to be slightly more favorable than the tax benefit recognized previously. The additional benefit is expected to be recognized in 2011.

The IRS tax audits of FMCH for the years 2002 through 2006 have been completed. The IRS has disallowed all deductions taken during these audit periods related to intercompany mandatorily redeemable preferred shares. The Company has protested the disallowed deductions and will avail itself of all remedies. An adverse determination with respect to the disallowed deductions related to intercompany mandatorily redeemable preferred shares could have a material adverse effect on our results of operations and liquidity. In addition, the IRS proposed other adjustments which have been recognized in the financial statements.

From time to time, the Company is a party to or may be threatened with other litigation or arbitration, claims or assessments arising in the ordinary course of its business. Management regularly analyzes current information including, as applicable, the Company’s defenses and insurance coverage and, as necessary, provides accruals for probable liabilities for the eventual disposition of these matters.

The Company, like other health care providers, conducts its operations under intense government regulation and scrutiny. It must comply with regulations which relate to or govern the safety and efficacy of medical products and supplies, the operation of manufacturing facilities, laboratories and dialysis clinics, and environmental and occupational health and safety. The Company must also comply with the Anti-Kickback Statute, the False Claims Act, the Stark Law, and other federal and state fraud and abuse laws. Applicable laws or regulations may be amended, or enforcement agencies or courts may make interpretations that differ from the Company’s interpretations or the manner in which it conducts its business. Enforcement has become a high priority for the federal government and some states.

In addition, the provisions of the False Claims Act authorizing payment of a portion of any recovery to the party bringing the suit encourage private plaintiffs to commence “whistle blower” actions. In May 2009, the scope of the False Claims Act was expanded and additional protections for whistle blowers and procedural provisions to aid whistle blowers’ ability to proceed in a False Claims Act case were added. By virtue of this regulatory environment, the Company’s business activities and practices are subject to extensive review by regulatory authorities and private parties, and continuing audits, investigative demands, subpoenas, other inquiries, claims and litigation relating to the Company’s compliance with applicable laws and regulations. The Company may not always be aware that an inquiry or action has begun, particularly in the case of “whistle blower” actions, which are initially filed under court seal.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

The Company operates many facilities throughout the United States. In such a decentralized system, it is often difficult to maintain the desired level of oversight and control over the thousands of individuals employed by many affiliated companies. The Company relies upon its management structure, regulatory and legal resources, and the effective operation of its compliance program to direct, manage and monitor the activities of these employees. On occasion, the Company may identify instances where employees, deliberately or inadvertently, have submitted inadequate or false billings. The actions of such persons may subject the Company and its subsidiaries to liability under the Anti-Kickback Statute, the Stark Law and the False Claims Act, among other laws.

Physicians, hospitals and other participants in the health care industry are also subject to a large number of lawsuits alleging professional negligence, malpractice, product liability, worker’s compensation or related claims, many of which involve large claims and significant defense costs. The Company has been and is currently subject to these suits due to the nature of its business and expects that those types of lawsuits may continue. Although the Company maintains insurance at a level which it believes to be prudent, it cannot assure that the coverage limits will be adequate or that insurance will cover all asserted claims. A successful claim against the Company or any of its subsidiaries in excess of insurance coverage could have a material adverse effect upon it and the results of its operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on the Company’s reputation and business.

The Company has also had claims asserted against it and has had lawsuits filed against it relating to alleged patent infringements or businesses that it has acquired or divested. These claims and suits relate both to operation of the businesses and to the acquisition and divestiture transactions. The Company has, when appropriate, asserted its own claims, and claims for indemnification. A successful claim against the Company or any of its subsidiaries could have a material adverse effect upon its business, financial condition, and the results of its operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on the Company’s reputation and business.

Accrued Special Charge for Legal Matters

At December 31, 2001, the Company recorded a pre-tax special charge of $258,159 to reflect anticipated expenses associated with the defense and resolution of pre-Merger tax claims, Merger-related claims, and commercial insurer claims. The costs associated with the Settlement Agreement and settlements with insurers have been charged against this accrual. With the exception of the proposed $115,000 payment under the Settlement Agreement in the Grace Chapter 11 Proceedings, all other matters included in the special charge have been resolved. While the Company believes that its remaining accrual reasonably estimates its currently anticipated costs related to the continued defense and resolution of this matter, no assurances can be given that its actual costs incurred will not exceed the amount of this accrual.

12.	Financial Instruments

As a global supplier of dialysis services and products in more than 120 countries throughout the world, the Company is faced with a concentration of credit risks due to the nature of the reimbursement systems which are often provided by the governments of the countries in which the Company operates. Changes in reimbursement rates or the scope of coverage could have a material adverse effect on the Company’s business, financial condition and results of operations and thus on its capacity to generate cash flow. In the past the Company experienced and, after the implementation of the new bundled reimbursement system in the U.S., also expects in the future generally stable reimbursements for dialysis services. This includes the balancing of unfavorable reimbursement changes in certain countries with favorable changes in other countries. Due to the fact that a large portion of the Company’s reimbursement is provided by public health care organizations and private insurers, the Company expects that most

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

of its accounts receivables will be collectable, albeit somewhat more slowly in the International segment in the immediate future, particularly in countries which continue to be severely affected by the global financial crisis.

Non-derivative Financial Instruments

The following table presents the carrying amounts and fair values of the Company’s non-derivative financial instruments at March 31, 2011, and December 31, 2010.

	March 31, 2011		December 31, 2010
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

Non-derivatives
Assets
Cash and cash equivalents	$619,655	$619,655	$522,870	$522,870
Accounts Receivable	2,931,104	2,931,104	2,687,234	2,687,234
Long-term Notes Receivable	294,085	301,679	–	–

Liabilities
Accounts payable	566,184	566,184	542,524	542,524
Short-term borrowings	131,763	131,763	670,671	670,671
Short-term borrowings from related parties	35,726	35,726	9,683	9,683
Long term debt, excluding Amended 2006 Senior Credit Agreement, Euro Notes and Senior Notes	540,066	540,066	528,082	528,082
Amended 2006 Senior Credit Agreement	2,838,728	2,833,917	2,953,890	2,937,504
Senior Notes	1,915,935	1,934,959	824,446	880,366
Euro Notes	284,140	290,199	267,240	276,756
Trust Preferred Securities	651,079	657,722	625,549	643,828
Noncontrolling interests subject to put provisions	290,513	290,513	279,709	279,709

The carrying amounts in the table are included in the consolidated balance sheet under the indicated captions or in the case of long-term debt, as noted in the captions shown in Note 7.

The significant methods and assumptions used in estimating the fair values of non-derivative financial instruments are as follows:

Cash and cash equivalents are stated at nominal value which equals the fair value.

Short-term financial instruments such as accounts receivable, accounts payable and short-term borrowings are valued at their carrying amounts, which are reasonable estimates of the fair value due to the relatively short period to maturity of these instruments.

The valuation of the long-term notes receivable is determined using significant unobservable inputs (Level 3). It is valued using an index of similar instruments with comparable credit ratings, terms, tenor, interest rates and issuer industry. The Company tracked the prices of the constructed index from the note issuance date to the reporting date to determine fair value.

The fair values of the major long-term financial liabilities are calculated on the basis of market information. Instruments for which market quotes are available are measured using these quotes. The fair values of the other long-term financial liabilities are calculated at the present value of the respective future cash flows. To determine these present values, the prevailing interest rates and credit spreads for the Company as of the balance sheet date are used.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

The valuation of the noncontrolling interests subject to put provisions is determined using significant unobservable inputs (Level 3). See Note 10 for a discussion of the Company’s methodology for estimating the fair value of these noncontrolling interests subject to put obligations.

Currently, there is no indication that a decrease in the value of the Company’s financing receivables is probable. Therefore, the allowances on credit losses of financing receivables are immaterial.

Derivative Financial Instruments

The Company is exposed to market risk from changes in interest rates and foreign exchange rates. In order to manage the risk of interest rate and currency exchange rate fluctuations, the Company enters into various hedging transactions by means of derivative instruments with highly rated financial institutions as authorized by the Company’s General Partner. On a quarterly basis the Company performs an assessment of its counterparty credit risk. The Company currently considers this risk to be low. The Company’s policy, which has been consistently followed, is that financial derivatives be used only for the purpose of hedging foreign currency and interest rate exposure.

In certain instances, the Company enters into derivative contracts that do not qualify for hedge accounting but are utilized for economic purposes (“economic hedges”). The Company does not use financial instruments for trading purposes.

The Company established guidelines for risk assessment procedures and controls for the use of financial instruments. They include a clear segregation of duties with regard to execution on one side and administration, accounting and controlling on the other.

Foreign Exchange Risk Management

The Company conducts business on a global basis in various currencies, though its operations are mainly in Germany and the United States. For financial reporting purposes, the Company has chosen the U.S. dollar as its reporting currency. Therefore, changes in the rate of exchange between the U.S. dollar and the local currencies in which the financial statements of the Company’s international operations are maintained affect its results of operations and financial position as reported in its consolidated financial statements.

The Company’s exposure to market risk for changes in foreign exchange rates relates to transactions such as sales and purchases. The Company has significant amounts of sales of products invoiced in euro from its European manufacturing facilities to its other international operations and, to a lesser extent, sales of products invoiced in other non-functional currencies. This exposes the subsidiaries to fluctuations in the rate of exchange between the euro and the currency in which their local operations are conducted. For the purpose of hedging existing and foreseeable foreign exchange transaction exposures the Company enters into foreign exchange forward contracts and, on a small scale, foreign exchange options. As of March 31, 2011 the Company had no foreign exchange options.

Changes in the fair value of the effective portion of foreign exchange forward contracts designated and qualifying as cash flow hedges of forecasted product purchases and sales are reported in accumulated other comprehensive income (loss) (“AOCI”). Additionally, in connection with intercompany loans in foreign currency, the Company uses foreign exchange swaps thus assuring that no foreign exchange risks arise from those loans, which, if they qualify for cash flow hedge accounting, are also reported in AOCI. These amounts recorded in AOCI are subsequently reclassified into earnings as a component of cost of revenues for those contracts that hedge product purchases or SG&A for those contracts that hedge loans, in the same period in which the hedged transaction affects

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

earnings. The notional amounts of foreign exchange contracts in place that are designated and qualify as cash flow hedges totaled $1,099,057 and $1,026,937 at March 31, 2011 and December 31, 2010, respectively.

The Company also enters into derivative contracts for forecasted product purchases and sales and for intercompany loans in foreign currency that do not qualify for hedge accounting but are utilized for economic hedges as defined above. In these cases, the change in value of the economic hedge is recorded in the income statement and usually offsets the change in value recorded in the income statement for the underlying asset or liability. The notional amounts of economic hedges that do not qualify for hedge accounting totaled $1,277,559 and $1,607,312 at March 31, 2011 and December 31, 2010, respectively.

Interest Rate Risk Management

The Company enters into derivatives, particularly interest rate swaps and to a certain extent, interest rate options, to protect against the risk of rising interest rates. These interest rate derivatives are designated as cash flow hedges. The majority of the interest rate swap agreements effectively convert the major part of payments based on variable interest rates applicable to the Company’s Amended 2006 Senior Credit Agreement denominated in U.S. dollars into payments at a fixed interest rate. The remaining interest rate swaps have been entered into in anticipation of future debt issuances. The swap agreements, all of which expire at various dates in 2012, bear an average interest rate of 4.45%. Interest payable and receivable under the swap agreements is accrued and recorded as an adjustment to interest expense.

As of March 31, 2011 and 2010, the notional amounts of interest rate swaps in place were $1,525,000 and $3,175,000, respectively.

Derivative Financial Instruments Valuation

The following table shows the Company’s derivatives at March 31, 2011 and December 31, 2010.

	March 31, 2011		December 31, 2010
	Assets(2)	Liabilities(2)	Assets(2)	Liabilities(2)

Derivatives in cash flow hedging relationships(1)
Current
Foreign exchange contracts	59,662	(5,939)	3,703	(51,816)
Interest rate contracts	–	(46,486)	–	(51,604)

Non-current
Foreign exchange contracts	773	(514)	810	(486)
Interest rate contracts	–	(13,561)	–	(73,221)

Total	$60,435	$(66,500)	$4,513	$(177,127)

Derivatives not designated as hedging instruments(1)
Current
Foreign exchange contracts	23,430	(13,136)	3,517	(20,751)

Non-current
Foreign exchange contracts	6,497	(6,009)	509	(213)

Total	$29,927	$(19,145)	$4,026	$(20,964)

(1)	As of March 31, 2011, the valuation of the Company’s derivatives was determined using Significant Other Observable Inputs (Level 2) in accordance with the fair value hierarchy levels established in U.S. GAAP.

(2)	Derivative instruments are marked to market each reporting period resulting in carrying amounts being equal to fair values at the reporting date.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

The carrying amounts for the current portion of derivatives indicated as assets in the table above are included in Prepaid expenses and other current assets in the Consolidated Balance Sheets while the current portion of those indicated as liabilities are included in Accrued expenses and other current liabilities. The non-current portions indicated as assets or liabilities are included in the Consolidated Balance Sheets in Other assets or Other liabilities, respectively.

The significant methods and assumptions used in estimating the fair values of derivative financial instruments are as follows:

The fair value of interest rate swaps is calculated by discounting the future cash flows on the basis of the market interest rates applicable for the remaining term of the contract as of the balance sheet date. To determine the fair value of foreign exchange forward contracts, the contracted forward rate is compared to the current forward rate for the remaining term of the contract as of the balance sheet date. The result is then discounted on the basis of the market interest rates prevailing at the balance sheet date for the applicable currency.

The Company includes its own credit risk for financial instruments deemed liabilities and counterparty-credit risks for financial instruments deemed assets when measuring the fair value of derivative financial instruments.

The Effect of Derivatives on the Consolidated Financial Statements

	Amount of Gain or			Amount of (Gain) or
	(Loss) Recognized in OCI			Loss Reclassified from AOCI in Income
	on Derivatives		Location of (Gain) or	(Effective Portion)
	(Effective Portion)		Loss Reclassified from	for the three months
Derivatives in Cash Flow	for the three months ended March 31,		AOCI in Income	ended March 31,
Hedging Relationships	2011	2010	(Effective Portion)	2011	2010

Interest rate contracts	$11,755	$(4,846)	Interest income/expense	$–	$–
Foreign exchange contracts	(10,308)	(14,096)	Costs of Revenue	2,537	1,480

	$1,447	$(18,942)		$2,537	$1,480

		Amount of (Gain) or Loss Recognized in Income
		on Derivatives
	Location of (Gain) or Loss	for the three months ended
Derivatives not Designated	Recognized in Income	March 31,
as Hedging Instruments	on Derivative	2011	2010

Foreign exchange contracts	Selling, general and administrative expense	$(21,164)	$39,706
	Interest income/expense	3,734	803

		$(17,430)	$40,509

For foreign exchange derivatives, the Company expects to recognize $640 of losses deferred in accumulated other comprehensive income at March 31, 2011, in earnings during the next twelve months.

The Company expects to incur additional interest expense of $50,547 over the next twelve months which is currently deferred in accumulated other comprehensive income. This amount reflects the current fair value at March 31, 2011, of expected additional interest payments resulting from interest rate swaps entered into to reduce the volatility of interest payments for certain parts of the Amended 2006 Credit Agreement and for future debt issuances.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

As of March 31, 2011, the Company had foreign exchange derivatives with maturities of up to 56 months and interest rate swaps with maturities of up to 17 months.

13.	Business Segment Information

The Company has identified three business segments, North America, International, and Asia Pacific, which were determined based upon how the Company manages its businesses. All segments are primarily engaged in providing dialysis care services and the distribution of products and equipment for the treatment of ESRD. In the U.S., the Company is also engaged in performing clinical laboratory testing and providing inpatient dialysis services and other services under contract to hospitals. As of January 1, 2011, production of products, production asset management, quality management and procurement is centrally managed in Corporate by Global Manufacturing Operations. This is a change from prior periods, when these services were managed within the regions. The business segment information has been adjusted accordingly with the exception of segment assets in the prior period. The Company has aggregated the International and Asia Pacific operating segments as “International.” The segments are aggregated due to their similar economic characteristics. These characteristics include the same services provided and products sold, the same type patient population, similar methods of distribution of products and services and similar economic environments.

Management evaluates each segment using a measure that reflects all of the segment’s controllable revenues and expenses. Management believes that the most appropriate measure in this regard is operating income which measures the Company’s source of earnings. Financing is a corporate function, which the Company’s segments do not control. Therefore, the Company does not include interest expense relating to financing as a segment measure. Similarly, the Company does not allocate “corporate costs,” which relate primarily to certain headquarters overhead charges, including accounting and finance, professional services, etc., because the Company believes that these costs are also not within the control of the individual segments. In addition, certain acquisitions and intangible assets are not allocated to a segment but are accounted for as “corporate.” The Company also regards income taxes to be outside the segment’s control.

Information pertaining to the Company’s business segments for the three-month periods ended March 31, 2011 and 2010 is set forth below.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

	North		Segment
	America	International	Total	Corporate	Total

Three months ended March 31, 2011

Net revenue external customers	$1,977,288	$1,055,233	$3,032,521	$3,867	$3,036,388
Inter – segment revenue	1,694	–	1,694	(1,694)	–

Revenue	1,978,982	1,055,233	3,034,215	2,173	3,036,388

Depreciation and amortization	(68,227)	(40,349)	(108,576)	(27,408)	(135,984)

Operating income	312,107	171,011	483,118	(38,034)	445,084

Income (loss) from equity method investees	7,518	64	7,582	–	7,582
Segment assets(1)	11,355,947	4,531,146	15,887,093	2,226,544	18,113,637
thereof investments in equity method investees	265,365	7,284	272,649	–	272,649
Capital expenditures, acquisitions and investments(2)	387,870	40,776	428,646	27,312	455,958

Three months ended March 31, 2010

Net revenue external customers	$1,959,689	$922,223	$2,881,912	$217	$2,882,129
Inter – segment revenue	565	–	565	(565)	–

Revenue	1,960,254	922,223	2,882,477	(348)	2,882,129

Depreciation and amortization	(63,711)	(36,559)	(100,270)	(24,188)	(124,458)

Operating income	307,906	150,930	458,836	(33,657)	425,179

Income (loss) from equity method investees	1,690	23	1,713	–	1,713
Segment assets	11,230,330	4,265,453	15,495,783	377,344	15,873,127
thereof investments in equity method investees	16,599	3,758	20,357	–	20,357
Capital expenditures, acquisitions and investments(3)	73,567	85,250	158,817	30,663	189,480

(1)	If production was still managed within the segments, as it was in 2010, segment assets would have been $12,325,133 in North America, $5,121,118 in International and $667,386 in Corporate in 2011.

(2)	North America and International acquisitions exclude $6,000 and $848, respectively, of non-cash acquisitions for 2011.

(3)	International acquisitions exclude $10,413 of non-cash acquisitions for 2010.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

14.	Supplementary Cash Flow Information

The following additional information is provided with respect to the consolidated statements of cash flows:

	Three months ended
	March 31,
	2011	2010

Supplementary cash flow information:
Cash paid for interest	$70,884	$71,836

Cash paid for income taxes(1)	$70,368	$68,385

Cash inflow for income taxes from stock option exercises	$157	$1,106

Supplemental disclosures of cash flow information:
Details for acquisitions:
Assets acquired	$(50,501)	$(109,644)
Liabilities assumed	5,373	10,062
Noncontrolling interest	–	5,539
Notes assumed in connection with acquisition	848	10,413

Cash paid	(44,280)	(83,630)
Less cash acquired	250	1,169

Net cash paid for acquisitions	$(44,030)	$(82,461)

(1)	Net of tax refund

15.	Supplemental Condensed Combining Information

In June 2001 FMC Trust Finance S.à.r.l. Luxembourg III, a wholly-owned subsidiary of FMC-AG & Co. KGaA, issued euro-denominated and U.S. dollar-denominated senior subordinated debt securities, fully and unconditionally guaranteed, jointly and severally, on a senior subordinated basis, by FMC-AG & Co. KGaA, D-GmbH and FMCH (D-GmbH and FMCH being the “Guarantor Subsidiaries”). The senior subordinated debt securities were issued to Fresenius Medical Care Capital Trust IV and Fresenius Medical Care Capital Trust V, statutory trusts organized under the laws of the State of Delaware, which issued trust preferred securities that were guaranteed by the Company through a series of undertakings by the Company and the Guarantor Subsidiaries, and the Company acquired all of the common securities of the trusts. In December 2004, the Company assumed the obligations of its wholly owned subsidiary as the issuer of the euro-denominated senior subordinated notes held by Capital Trust V.

In addition, FMC Finance III S.A., a wholly-owned subsidiary of the Company, is the obligor on 6 7/8% senior notes which are fully and unconditionally guaranteed, jointly and severally on a senior basis, by the Company and by the Guarantor Subsidiaries. The 6 7/8% senior notes and related guarantees were issued in an exchange offer registered under the Securities Act of 1933. For information regarding the 6 7/8% senior notes and additional issues of senior notes, each of which has been fully and unconditionally guaranteed, jointly and severally on a senior basis, by the Company and by the Guarantor Subsidiaries, see Note 7. The financial statements in this report present the financial condition, results of operations and cash flows of the Company, the obligor on the above-mentioned euro-denominated senior subordinated notes, on a consolidated basis as of March 31, 2011 and December 31, 2010 and for the three-month periods ended March 31, 2011 and 2010. The following combining financial information for the

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

Company is as of March 31, 2011 and December 31, 2010 and for the three-month periods ended March 31, 2011 and 2010, segregated between FMC Finance III S.A. as issuer, the Company, D-GmbH and FMCH as guarantors, and each of the Company’s other businesses (the “Non-Guarantor Subsidiaries”). For purposes of the condensed combining information, the Company and the Guarantors carry their investments under the equity method. Other (income) expense includes income (loss) related to investments in consolidated subsidiaries recorded under the equity method for purposes of the condensed combining information. In addition, other (income) expense includes income and losses from profit and loss transfer agreements as well as dividends received.

	For the three months ended March 31, 2011
	Issuer	Guarantors
	FMC	FMC-AG &			Non-Guarantor	Combining	Combined
	Finance III	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Net revenue	$–	$–	$447,378	$–	$3,248,627	$(659,617)	$3,036,388
Cost of revenue	–	–	283,204	–	2,368,790	(650,705)	2,001,289

Gross profit	–	–	164,174	–	879,837	(8,912)	1,035,099

Operating expenses (income):
Selling, general and administrative	5	16,285	47,300	(37,398)	537,544	130	563,866
Research and development	–	–	16,417	–	9,732	–	26,149

Operating (loss) income	(5)	(16,285)	100,457	37,398	332,561	(9,042)	445,084

Other (income) expense:
Interest, net	(180)	18,359	1,668	14,624	42,985	(5,891)	71,565
Other, net	–	(290,061)	64,292	(140,042)	–	365,811	–

Income (loss) before income taxes	175	255,417	34,497	162,816	289,576	(368,962)	373,519
Income tax expense (benefit)	50	34,716	26,982	8,984	122,626	(68,954)	124,404

Net Income (loss)	125	220,701	7,515	153,832	166,949	(300,007)	249,115
Net Income attributable to noncontrolling interests	–	–	–	–	–	28,414	28,414

Net income (loss) attributable to the FMC-AG & Co. KGaA	$125	$220,701	$7,515	$153,832	$166,949	$(328,421)	$220,701

	For the three months ended March 31, 2010
	Issuer	Guarantors
	FMC	FMC-AG &			Non-Guarantor	Combining	Combined
	Finance III	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Net revenue	$–	$–	$410,066	$–	$3,068,151	$(596,088)	$2,882,129
Cost of revenue	–	–	269,489	–	2,242,865	(594,517)	1,917,837

Gross profit	–	–	140,577	–	825,286	(1,571)	964,292

Operating expenses (income):
Selling, general and administrative	5	23,941	37,981	18,347	435,841	(91)	516,024
Research and development	–	–	15,345	–	7,744	–	23,089

Operating (loss) income	(5)	(23,941)	87,251	(18,347)	381,701	(1,480)	425,179

Other (income) expense:
Interest, net	(180)	12,242	751	12,940	53,843	(12,171)	67,425
Other, net	–	(262,467)	56,758	(136,135)	–	341,844	–

Income (loss) before income taxes	175	226,284	29,742	104,848	327,858	(331,153)	357,754
Income tax expense (benefit)	50	15,168	24,520	(12,327)	144,213	(44,096)	127,528

Net Income (loss)	125	211,116	5,222	117,175	183,645	(287,057)	230,226
Net Income attributable to noncontrolling interests	–	–	–	–	–	19,110	19,110

Net income (loss) attributable to the FMC-AG & Co. KGaA	$125	$211,116	$5,222	$117,175	$183,645	$(306,167)	$211,116

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

	At March 31, 2011
	Issuer	Guarantors
	FMC	FMC-AG &			Non-Guarantor	Combining	Combined
	Finance III	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Current assets:
Cash and cash equivalents	$61	$227,314	$131	$–	$392,149	$–	$619,655
Trade accounts receivable, less allowance for doubtful accounts	–	–	165,375	–	2,654,985	–	2,820,360
Accounts receivable from related parties	8,129	2,651,628	832,999	693,462	3,063,510	(7,138,984)	110,744
Inventories	–	–	216,249	–	793,608	(97,500)	912,357
Prepaid expenses and other current assets	–	152,546	27,638	200	781,540	(49,604)	912,320
Deferred taxes	–	2,472	–	–	326,885	10,468	339,825

Total current assets	8,190	3,033,960	1,242,392	693,662	8,012,677	(7,275,620)	5,715,261

Property, plant and equipment, net	–	451	173,659	–	2,507,452	(104,988)	2,576,574
Intangible assets	–	399	68,448	–	635,519	–	704,366
Goodwill	–	–	67,688	–	8,129,817	–	8,197,505
Deferred taxes	–	9,165	5,747	–	114,713	(41,881)	87,744
Other assets	494,453	7,478,362	649,195	10,128,613	(6,475,036)	(11,443,400)	832,187

Total assets	$502,643	$10,522,337	$2,207,129	$10,822,275	$12,925,142	$(18,865,889)	$18,113,637

Current liabilities:
Accounts payable	$–	$2,647	$32,756	$–	$407,773	$–	$443,176
Accounts payable to related parties	229	1,058,700	827,992	1,551,479	3,844,823	(7,160,215)	123,008
Accrued expenses and other current liabilities	7,260	86,469	118,701	2,018	1,387,133	3,938	1,605,519
Short-term borrowings	–	128	–	–	131,635	–	131,763
Short-term borrowings from related parties	–	–	–	–	27,561	8,165	35,726
Current portion of long-term debt and capital lease obligations	–	109,243	–	71,145	85,105	–	265,493

Company obligated mandatorily redeemable preferred securities of subsidiary Fresenius Medical Care Capital Trusts holding solely Company-guaranteed debentures of subsidiaries – current portion	–	–	–	–	651,079	–	651,079
Income tax payable	29	79,573	–	–	108,859	(1,375)	187,086
Deferred taxes	–	–	7,749	–	40,102	(21,286)	26,565

Total current liabilities	7,518	1,336,760	987,198	1,624,642	6,684,070	(7,170,773)	3,469,415

Long term debt and capital lease obligations, less current portion	494,453	654,387	–	1,517,583	5,910,908	(3,263,955)	5,313,376
Long term borrowings from related parties	–	781,970	218,806	494,453	426,051	(1,921,280)	–
Other liabilities	–	19,781	11,813	–	192,544	25,315	249,453
Pension liabilities	–	5,901	155,985	–	41,814	–	203,700
Income tax payable	–	1,123	–	–	51,501	113,562	166,186
Deferred taxes	–	–	–	–	559,822	(14,401)	545,421

Total liabilities	501,971	2,799,922	1,373,802	3,636,678	13,866,710	(12,231,532)	9,947,551

Noncontrolling interests subject to put provisions	–	–	–	–	290,513	–	290,513
Total FMC-AG & Co. KGaA shareholders’ equity	672	7,722,415	833,327	7,185,597	(1,385,239)	(6,634,357)	7,722,415
Noncontrolling interests not subject to put provisions	–	–	–	–	153,158	–	153,158

Total equity	672	7,722,415	833,327	7,185,597	(1,232,081)	(6,634,357)	7,875,573

Total liabilities and equity	$502,643	$10,522,337	$2,207,129	$10,822,275	$12,925,142	$(18,865,889)	$18,113,637

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

	At December 31, 2010
	Issuer	Guarantors
	FMC	FMC-AG &			Non-Guarantor	Combined	Combining
	Finance III	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Current assets:
Cash and cash equivalents	$123	$147,177	$225	$–	$342,401	$32,944	$522,870
Trade accounts receivable, less allowance for doubtful accounts	–	–	157,755	–	2,415,503	–	2,573,258
Accounts receivable from related parties	16,542	2,418,066	667,484	441,601	2,826,527	(6,256,244)	113,976
Inventories	–	–	184,948	–	711,053	(86,904)	809,097
Prepaid expenses and other current assets	1	111,594	11,341	50	662,188	(1,943)	783,231
Deferred taxes	–	14,221	–	–	317,644	18,297	350,162

Total current assets	16,666	2,691,058	1,021,753	441,651	7,275,316	(6,293,850)	5,152,594

Property, plant and equipment, net	–	390	168,939	–	2,458,364	(100,401)	2,527,292
Intangible assets	–	428	65,684	–	626,432	–	692,544
Goodwill	–	–	65,315	–	8,075,153	–	8,140,468
Deferred taxes	–	9,463	4,693	–	121,875	(42,863)	93,168
Other assets	494,231	7,201,295	644,523	9,320,731	(6,581,295)	(10,590,890)	488,595

Total assets	$510,897	$9,902,634	$1,970,907	$9,762,382	$11,975,845	$(17,028,004)	$17,094,661

Current liabilities:
Accounts payable	$–	$5,738	$22,387	$–	$392,512	$–	$420,637
Accounts payable to related parties	229	952,141	670,613	1,538,658	3,210,393	(6,250,147)	121,887
Accrued expenses and other current liabilities	15,866	122,000	94,978	2,054	1,292,562	9,963	1,537,423
Short-term borrowings	–	121	–	–	670,550	–	670,671
Short-term borrowings from related parties	–	–	–	–	2,004	7,679	9,683
Current portion of long-term debt and capital lease obligations	–	106,862	–	101,145	55,975	–	263,982

Company obligated mandatorily redeemable preferred securities of subsidiary Fresenius Medical Care Capital Trusts holding solely Company-guaranteed debentures of subsidiaries – current portion	–	–	–	–	625,549	–	625,549
Income tax payable	24	54,366	–	–	62,504	648	117,542
Deferred taxes	–	–	5,513	–	27,143	(10,307)	22,349

Total current liabilities	16,119	1,241,228	793,491	1,641,857	6,339,192	(6,242,164)	3,789,723

Long term debt and capital lease obligations, less current portion	494,231	870,348	–	1,357,745	4,069,605	(2,482,253)	4,309,676
Long term borrowings from related parties	–	334,428	208,368	494,231	400,883	(1,437,910)	–
Other liabilities	–	73,382	11,241	–	184,542	24,850	294,015
Pension liabilities	–	4,933	143,362	–	41,855	–	190,150
Income tax payable	–	1,057	–	–	75,055	124,469	200,581
Deferred taxes	–	–	–	–	522,521	(15,625)	506,896

Total liabilities	510,350	2,525,376	1,156,462	3,493,833	11,633,653	(10,028,633)	9,291,041

Noncontrolling interests subject to put provisions	–	–	–	–	279,709	–	279,709
Total FMC-AG & Co. KGaA shareholders’ equity	547	7,377,258	814,445	6,268,549	(84,170)	(6,999,371)	7,377,258
Noncontrolling interests not subject to put provisions	–	–	–	–	146,653	–	146,653

Total equity	547	7,377,258	814,445	6,268,549	62,483	(6,999,371)	7,523,911

Total liabilities and equity	$510,897	$9,902,634	$1,970,907	$9,762,382	$11,975,845	$(17,028,004)	$17,094,661

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

	For the three months ended March 31, 2011
	Issuer	Guarantors
	FMC	FMC-AG &			Non-Guarantor	Combining	Combined
	Finance III	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Operating Activities:
Net income (loss)	$125	$220,701	$7,515	$153,832	$166,949	$(300,007)	$249,115

Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Equity affiliate income	–	(197,375)	–	(140,042)	–	337,417	–
Depreciation and amortization	–	379	11,117	222	130,576	(6,310)	135,984
Change in deferred taxes, net	–	13,443	1,089	–	20,000	(2,105)	32,427
(Gain) on sale of fixed assets and investments	–	–	(4)	–	(603)	–	(607)
Compensation expense related to stock options	–	7,132	–	–	–	–	7,132
Cash outflow from hedging	–	–	–	–	(57,111)	–	(57,111)
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	–	–	2,269	–	(184,676)	–	(182,407)
Inventories	–	–	(16,340)	–	(64,895)	7,842	(73,393)
Prepaid expenses and other current and non-current assets	1	(25,605)	(16,365)	(36,830)	91,786	264	13,251
Accounts receivable from / payable to related parties	8,413	(18,879)	(11,783)	11,803	31,749	(25,933)	(4,630)
Accounts payable, accrued expenses and other current and non-current liabilities	(8,606)	(32,676)	29,564	(36)	44,264	403	32,913
Income tax payable	5	20,962	–	8,984	10,901	(18,207)	22,645

Net cash (used in) provided by operating activities	(62)	(11,918)	7,062	(2,067)	188,941	(6,637)	175,319

Investing Activities:
Purchases of property, plant and equipment	–	(91)	(3,648)	–	(120,064)	6,637	(117,166)
Proceeds from sale of property, plant and equipment	–	–	22	–	3,984	–	4,006
Disbursement of loans to related parties	–	366,568	48	(778,430)	–	411,814	–
Acquisitions and investments, net of cash acquired, and net purchases of intangible assets	–	(140)	(3,065)	–	(1,002,127)	666,540	(338,792)
Proceeds from divestitures	–	–	–	–	–	–	–

Net cash provided by (used in) investing activities	–	366,337	(6,643)	(778,430)	(1,118,207)	1,084,991	(451,952)

Financing Activities:
Short-term borrowings, net	–	24,487	(523)	(299)	(14,264)	–	9,401
Long-term debt and capital lease obligations, net	–	(296,955)	–	117,406	1,467,769	(411,814)	876,406
(Decrease) of accounts receivable securitization program	–	–	–	–	(510,000)	–	(510,000)
Proceeds from exercise of stock options	–	1,665	–	–	156	–	1,821
Dividends paid	–	–	–	–	12	(12)	–
Capital increase (decrease)	–	–	–	663,390	3,150	(666,540)	–
Distributions to noncontrolling interest	–	–	–	–	(25,052)	–	(25,052)
Contributions from noncontrolling interest	–	–	–	–	3,939	–	3,939

Net cash (used in) provided by financing activities	–	(270,803)	(523)	780,497	925,710	(1,078,366)	356,515

Effect of exchange rate changes on cash and cash equivalents	–	(3,479)	10	–	20,360	12	16,903

Cash and Cash Equivalents:
Net (decrease) increase in cash and cash equivalents	(62)	80,137	(94)	–	16,804	–	96,785
Cash and cash equivalents at beginning of period	123	147,177	225	–	375,345	–	522,870

Cash and cash equivalents at end of period	$61	$227,314	$131	$–	$392,149	$–	$619,655

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

	For the three months ended March 31, 2010
	Issuer	Guarantors
	FMC	FMC-AG &			Non-Guarantor	Combining	Combined
	Finance III	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Operating Activities:
Net income (loss)	$125	$211,116	$5,222	$117,175	$183,645	$(287,057)	$230,226

Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Equity affiliate income	–	(174,335)	–	(136,135)	–	310,470	–
Depreciation and amortization	–	373	9,475	222	119,881	(5,493)	124,458
Change in deferred taxes, net	–	(1,920)	1,188	–	13,103	453	12,824
Loss (gain) on sale of fixed assets and investments	–	–	44	–	(490)	–	(446)
Loss (gain) on investments	–	–	29	–	–	(29)	–
Compensation expense related to stock options	–	7,144	–	–	–	–	7,144
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	–	–	(6,876)	–	(52,197)	–	(59,073)
Inventories	–	–	(6,805)	–	(13,140)	1,113	(18,832)
Prepaid expenses and other current and non-current assets	–	10,071	(9,556)	18,600	(32,549)	(738)	(14,172)
Accounts receivable from / payable to related parties	8,416	(34,746)	(65,933)	9,274	88,370	(9,987)	(4,606)
Accounts payable, accrued expenses and other current and non-current liabilities	(8,612)	8,083	8,997	(8)	24,263	1,284	34,007
Income tax payable	5	3,308	–	(12,327)	44,309	2,263	37,558

Net cash (used in) provided by operating activities	(66)	29,094	(64,215)	(3,199)	375,195	12,279	349,088

Investing Activities:
Purchases of property, plant and equipment	–	(144)	(6,875)	–	(104,623)	5,783	(105,859)
Proceeds from sale of property, plant and equipment	–	9	535	–	6,274	–	6,818
Disbursement of loans to related parties	–	105,587	46	161,691	(341,105)	73,781	–
Acquisitions and investments, net of cash acquired, and net purchases of intangible assets	–	(702)	(2,149)	–	(82,782)	2,012	(83,621)
Proceeds from divestitures	–	–	–	–	2,043	–	2,043

Net cash provided by (used in) investing activities	–	104,750	(8,443)	161,691	(520,193)	81,576	(180,619)

Financing Activities:
Short-term borrowings, net	–	4	72,615	–	(73,152)	–	(533)
Long-term debt and capital lease obligations, net	–	(152,739)	–	(158,492)	405,572	(73,781)	20,560
(Decrease) increase of accounts receivable securitization program	–	–	–	–	(214,000)	–	(214,000)
Proceeds from exercise of stock options	–	15,917	–	–	1,106	–	17,023
Dividends paid	–	–	–	–	12	(12)	–
Capital (decrease) increase	–	–	–	–	2,012	(2,012)	–
Distributions to noncontrolling interest	–	–	–	–	(34,008)	–	(34,008)
Contributions from noncontrolling interest	–	–	–	–	8,378	–	8,378

Net cash (used in) provided by financing activities	–	(136,818)	72,615	(158,492)	95,920	(75,805)	(202,580)

Effect of exchange rate changes on cash and cash equivalents	–	3,695	(12)	–	(6,598)	12	(2,903)

Cash and Cash Equivalents:
Net (decrease) increase in cash and cash equivalents	(66)	721	(55)	–	(55,676)	18,062	(37,014)
Cash and cash equivalents at beginning of period	108	24	194	–	300,899	–	301,225

Cash and cash equivalents at end of period	$42	$745	$139	$–	$245,223	$18,062	$264,211

Quantitative and Qualitative Disclosures About Market Risk

During the period ended March 31, 2011, no material changes occurred to the information presented in Item 11 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2010. For additional information, see Item 11 on Form 20-F “Quantitative and Qualitative Disclosures About Market Risk” in the Company’s Annual Report for the year ended December 31, 2010.

Controls and Procedures

The Company is a “foreign private issuer” within the meaning of Rule 3b-4(c) under the Securities Exchange Act of 1934, as amended. As such, the Company is not required to file quarterly reports with the Securities and Exchange Commission and it is required to provide an evaluation of the effectiveness of its disclosure controls and certifications of its Chief Executive Officer and Chief Financial Officer under Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 only in its Annual Report on Form 20-F. The Company furnishes quarterly financial information to the Securities and Exchange Commission and such certifications under cover of Form 6-K on a voluntary basis and pursuant to the provisions of the Company’s pooling agreement entered into for the benefit of the public holders of our ordinary shares and the holders of our preference shares. In connection with such voluntary reporting, the Company’s management, including the Chief Executive Officer and the Chief Financial Officer of the Company’s general partner, has conducted an evaluation of the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by this report, of the type contemplated by Securities Exchange Act Rule 13a-14. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded in connection with the furnishing of this report, that the disclosure controls and procedures are effective in ensuring that all material information required to be filed in a quarterly report has been made known to them in a timely fashion. During the past fiscal quarter, there have been no significant changes in internal controls, or in factors that could significantly affect internal controls.

Other Information

Legal Proceedings

The information in Note 11 of the Notes to Consolidated Financial Statements presented elsewhere in this report is incorporated by this reference.

Exhibits

Exhibit No.

31.1	Certification of Chief Executive Officer and Chairman of the Management Board of the Company’s General Partner Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer and member of the Management Board of the Company’s General Partner Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer and Chairman of the Management Board of the Company’s General Partner and Chief Financial Officer and member of the Management Board of the Company’s General Partner Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (this exhibit accompanies this report as required by the Sarbanes-Oxley Act of 2002 and is not to be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended).
101	The following financial statements as of and for the three-month period ended March 31, 2011 from FMC-AG & Co. KGaA’s Report on Form 6-K for the month of May 2011, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Income, (ii) Consolidated Statements of Comprehensive Income, (iii) Consolidated Balance Sheets, (iv) Consolidated Statements of Cash Flows, (v) Consolidated Statements of Shareholders’ Equity and (vi) Notes to Consolidated Financial Statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DATE: May 4, 2011

Fresenius Medical Care AG & Co. KGaA
a partnership limited by shares, represented by:

Fresenius Medical Care Management AG, its
general partner

By:
/s/  Dr. Ben J. Lipps
Name:     Dr. Ben J. Lipps

Title:	Chief Executive Officer and
Chairman of the Management Board of the
General Partner

By:
/s/  Michael Brosnan
Name:     Michael Brosnan

Title:	Chief Financial Officer and
member of the Management Board of the General Partner